Exhibit 99.3

PRO FORMA VALUATION REPORT

COASTWAY BANCORP, INC.
Cranston, Rhode Island

PROPOSED HOLDING COMPANY FOR:
COASTWAY COMMUNITY BANK
Cranston, Rhode Island

Dated As Of:
August 9, 2013

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia  22201

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

August 9, 2013

Boards of Directors

Coastway Bancorp, MHC

Coastway Bancorp, LLC

Coastway Community Bank

One Coastway Plaza

Cranston, Rhode Island  02910

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller of the Currency (“OCC”), and applicable regulatory interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On August 22, 2013, the respective Boards of Directors of Coastway Bancorp, MHC adopted a plan of conversion and reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form.  As a result of the conversion, Coastway Bancorp, LLC, which currently owns all of the issued and outstanding common stock of Coastway Community Bank (“Coastway” or the “Bank”), will be succeeded by a Maryland corporation with the name of Coastway Bancorp, Inc. (“Coastway Bancorp” or the “Company”).  Following the conversion, the MHC will no longer exist.  For purposes of this document, the existing consolidated entity will hereinafter be referred to as Coastway Bancorp or the Company.

It is our understanding that Coastway Bancorp will offer its stock, representing the ownership interest held by the MHC, in a subscription offering to Eligible Account holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all orders received in the subscription offering, the shares may be offered for sale

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

to the public at large in a community offering and a syndicated offering.  Upon completing the mutual-to-stock conversion and stock offering, the Company will be 100% owned by public shareholders.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form.  The background and experience of RP Financial is detailed in Exhibit V-1.  We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, Coastway, the MHC and the other parties engaged by Coastway or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, Coastway and the MHC, including the prospectus as filed with the FRB and the Securities and Exchange Commission (“SEC”).  We have conducted a financial analysis of the Company, Coastway and the MHC that has included a review of audited financial information for the years ended December 31, 2009 through December 31, 2012 and a review of various unaudited information and internal financial reports through June 30, 2013, and due diligence related discussions with the Company’s management; Wolf & Co., the Company’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company’s conversion counsel and Sandler O’Neill & Partners, L.P., the Company’s marketing advisor in connection with the subscription and community offerings.  All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions.  In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable.  While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Coastway operates and have assessed Coastway’s relative strengths and weaknesses.  We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Coastway and the industry as a whole.  We have analyzed the potential effects of the stock conversion on Coastway’s operating characteristics and financial performance as they relate to the pro forma market value of Coastway Bancorp.  We have taken into consideration the balance sheet of the LLC and the MHC.  We have reviewed the economic and demographic characteristics of the Company’s primary market area.  We have compared Coastway’s financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies.  We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings.  We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Coastway’s representation that the information contained in the regulatory applications and additional information furnished to us by Coastway and its independent auditor, legal counsel and other authorized agents are truthful, accurate and

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complete.  We did not independently verify the financial statements and other information provided by Coastway, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Coastway.  The valuation considers Coastway only as a going concern and should not be considered as an indication of Coastway’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Coastway and for all thrifts and their holding companies.  Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Coastway Bancorp’s stock alone.  It is our understanding that there are no current plans for selling control of Coastway.  To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Coastway Bancorp’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 9, 2013, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares to be issued to the Foundation equaled $37,349,750 at the midpoint, equal to 3,734,975 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $31,702,290 and a maximum value of $42,997,210.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,170,229 at the minimum and 4,299,721 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,491,790 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,949,179.

Based on this valuation range, the conversion stock offering (excluding the shares issued to the Foundation) will be as follows:  3,102,500 shares at the minimum, 3,650,000 shares at the midpoint, 4,197,500 shares at the maximum and 4,827,125 shares at the supermaximum of the offering range.  These figures translate to offering values as follows:  $31,025,000 at the minimum, $36,500,000 at the midpoint, $41,975,000 at the maximum and $48,271,250 at the supermaximum of the offering range.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is determined in accordance with applicable OCC regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to

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buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.

The appraisal reflects only a valuation range as of this date for the pro forma market value of Coastway Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following completion of the conversion.  RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Coastway as of June 30, 2013, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines.  These updates will consider, among other things, any developments or changes in the financial performance and condition of Coastway, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues.  These updates may also consider changes in other external factors which impact value including, but not limited to:  various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates.  Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made.  The reasons for any such adjustments will be explained in the update at the date of the release of the update.  The valuation will also be updated at the completion of Coastway’s stock offering.

Respectfully submitted,
RP® FINANCIAL, LC.

/s/ James J. Oren
James J. Oren
Director

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TABLE OF CONTENTS
COASTWAY BANCORP, INC.
COASTWAY COMMUNITY BANK
Cranston, Rhode Island

DESCRIPTION		PAGE NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

Introduction		I.1
Plan of Conversion		I.1
Strategic Overview		I.2
Balance Sheet Trends		I.3
Income and Expense Trends		I.8
Interest Rate Risk Management		I.12
Lending Activities and Strategy		I.13
Loan Originations and Sales		I.17
Asset Quality		I.18
Funding Composition and Strategy		I.18
Subsidiaries		I.19
Legal Proceedings		I.19

CHAPTER TWO	MARKET AREA ANALYSIS

Introduction		II.1
National Economic Factors		II.1
Interest Rate Environment		II.4
Market Area Demographic and Economic Characteristics		II.4
Regional/Local Economic Factors		II.5
Summary of Local Economy		II.8
Major Market Area Employment Sectors		II.9
Unemployment Data		II.10
Market Area Deposit Characteristics/Competition		II.11
Competition		II.13

CHAPTER THREE	PEER GROUP ANALYSIS

Peer Group Selection		III.1
Financial Condition		III.6
Income and Expense Components		III.9
Loan Composition		III.12
Credit Risk		III.14
Interest Rate Risk		III.14
Summary		III.17

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TABLE OF CONTENTS

COASTWAY BANCORP, INC.

COASTWAY COMMUNITY BANK

Cranston, Rhode Island

(continued)

DESCRIPTION		PAGE NUMBER

CHAPTER FOUR	VALUATION ANALYSIS

Introduction		IV.1
Appraisal Guidelines		IV.1
RP Financial Approach to the Valuation		IV.1
Valuation Analysis		IV.2
1. Financial Condition		IV.2
2. Profitability, Growth and Viability of Earnings		IV.4
3. Asset Growth		IV.6
4. Primary Market Area		IV.7
5. Dividends		IV.8
6. Liquidity of the Shares		IV.9
7. Marketing of the Issue		IV.9
A. The Public Market		IV.10
B. The New Issue Market		IV.14
C. The Acquisition Market		IV.14
8. Management		IV.16
9. Effect of Government Regulation and Regulatory Reform		IV.16
Summary of Adjustments		IV.17
Valuation Approaches		IV.17
1. Price-to-Earnings (“P/E”)		IV.18
2. Price-to-Book (“P/B”)		IV.21
3. Price-to-Assets (“P/A”)		IV.21
Comparison to Recent Offerings		IV.21
Valuation Conclusion		IV.22

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LIST OF TABLES

COASTWAY BANCORP, INC.

COASTWAY COMMUNITY BANK

Cranston, Rhode Island

TABLE
NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	I.4
1.2	Historical Income Statements	I.9

2.1	Summary Demographic Data	II.7
2.2	Rhode Island Largest Employers	II.9
2.3	Primary Market Area Employment Sectors	II.10
2.4	Unemployment Trends	II.11
2.5	Deposit Summary	II.12
2.6	Market Area Deposit Competitors	II.14

3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.7
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.10
3.4	Loan Portfolio Composition and Related Information	III.13
3.5	Credit Risk Measures and Related Information	III.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.16

4.1	Recent Conversions Completed in Last Three Months	IV.15
4.2	Valuation Adjustments	IV.17
4.3	Derivation of Core Earnings	IV.19
4.3	Public Market Pricing Versus Peer Group	IV.20

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I.  OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Coastway is a Rhode Island-chartered stock savings bank headquartered in Cranston, Rhode Island.  In 2013, Coastway reorganized into the mutual holding company structure by forming Coastway Bancorp, MHC, a Rhode Island-chartered mutual holding company.  Coastway Bancorp, MHC owns 100% of the membership interest of Coastway Bancorp, LLC, a Rhode Island stock limited liability corporation, which in turn owns 100% of the outstanding shares of common stock of Coastway Community Bank.

Operating primarily in Rhode Island, the Bank maintains nine banking offices located in Providence and Kent Counties, located in northern and central Rhode Island.  The Bank’s lending market area consists of the State of Rhode Island and nearby contiguous areas of Connecticut and Massachusetts.  A map of the Bank’s branch offices provided in Exhibit I-1.  Coastway is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”).  Coastway is subject to regulatory oversight and examination by the State of Rhode Island Department of Business Regulation and the FDIC (for deposit insurance purposes).  At June 30, 2013, Coastway reported $375.7 million in assets, $330.0 million in deposits and total equity of $27.6 million, equal to 7.34% of total assets.  Coastway’s audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

The Board of Directors of Coastway adopted a plan of conversion and reorganization on August 22, 2013.  Pursuant to the plan of conversion and reorganization, Coastway Bancorp, MHC will convert from the mutual form of organization to the fully stock form.  In the conversion, a new Maryland stock holding company named Coastway Bancorp, Inc. (“Coastway Bancorp” or the “Company”) will be organized and will sell shares of common stock to the public, and Coastway Bancorp, MHC and Coastway Bancorp, LLC will cease to exist.  When the conversion is completed, all of the capital stock of Coastway Community Bank will be owned by Coastway Bancorp and all of the common stock of Coastway Bancorp will be owned by public shareholders.  Following the completion of the offering, Coastway Bancorp will be a bank holding company, and its primary regulator will be the Federal Reserve.

I.1

The plan of conversion and reorganization provides that Coastway Bancorp will sell shares of its common stock in a subscription offering in descending order of priority to the Bank’s members and other stakeholders as follows:  eligible account holders; tax-qualified employee benefit plans; supplemental eligible account holders; and other depositors.  If all shares are not subscribed for in the subscription offering, the Bank intends to offer common stock for sale to certain members of the public through a community offering.  Shares not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated community offering.

At this time, no other activities are contemplated for Coastway Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan (“ESOP”) and reinvestment of the proceeds that are retained by the Company.  In the future, Coastway Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Coastway has been serving the Rhode Island area since its founding in 1920 as the Telephone Workers Credit Union, a Rhode Island chartered credit union.  Following a long history of serving the local market area and its members, as a credit union Coastway began expanding its market area served and merged with Ocean State Community Credit Union in 2000.  Subsequent to this merger, as a credit union Coastway expanded its branch office network.  On July 1, 2009, primarily in order to provide greater business lending authority, Coastway converted to a Rhode Island chartered mutual savings bank and changed its name to Coastway Community Bank.

While operating as a traditional credit union for most of its history, the Bank began to diversify its lending function by originating first and second position residential mortgage laons secured by 1-4 family properties in the local market area surrounding the office locations.  A mortgage banking operation has been developed to sell most of the longer-term fixed rate conforming residential loans into the secondary market for interest rate risk and income purposes.  In recent years, the Bank has further diversified the lending operations by originating commercial real estate, commercial business, small business program (“SBA”) and commercial construction loans.  These loans also provide yield and interest rate risk benefits, while diversifying the revenue base.  Balance sheet growth has been pursued through having a

I.2

competitive product line of deposit accounts, positioning the Bank as a local community bank, expanding and updating the branch office network and using borrowings for reinvestment in earning assets.  The growth in funding and lending resulted in Coastway reaching an asset base of approximately $376 million as of June 30, 2013 and an equity base of approximately $28 million.  The Bank’s conservative lending operations, and the corresponding concentration in residential loan products has limited the level of delinquent loans during the most recent economic recession.

The additional equity obtained from the stock offering will increase the Bank’s liquidity, leverage and growth capacity and the overall financial strength.  Coastway’s higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities (“IEA/IBL”) ratio.  The increased equity is expected to reduce funding costs.  The Bank will also be better positioned to pursue growth and revenue diversification.  The projected use of proceeds is highlighted below.

•                  The Company.  The Company is expected to retain an estimated 50% of the net conversion proceeds.  At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities, along with providing the funds for the employee stock ownership plan purchases.  Over time, the funds may be utilized for various corporate purposes, including possibly funding purchases of stock for the restricted stock plan.

•                  The Bank.  A minimum of 50% of the net conversion proceeds will be infused into the Bank as cash/tier 1 capital.  Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 presents the Bank’s historical balance sheet data for the most recent four fiscal years and as of June 30, 2013, all of which reflects data for Coastway as a mutual savings bank.  Over this period, Coastway’s total assets have increased at a 6.8% annual rate, with loans receivable, representing the majority of the asset base, increasing at a 5.9% annual rate, a slightly lower rate than assets over the same time period.

Assets have increased steadily from fiscal 2009 through June 30, 2013 as a result of the Bank’s efforts to achieve balance sheet growth and to maintain a leveraged equity base.  For the six months ended June 30, 2013, assets increased by $21.1 million, or 6.0%, with such

I.3

Table 1.1

Coastway Community Bank

Historical Balance Sheets

											12/31/2009-
											6/30/2013
	As of December 31,								As of June 30,		Annual.
	2009		2010		2011		2012		2013		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)
Total Amount of:
Assets	$298,028	100.00%	$309,265	100.00%	$322,967	100.00%	$354,622	100.00%	$375,746	100.00%	6.84%

Cash and Equivalents	$5,174	1.74%	$5,241	1.69%	$5,366	1.66%	$7,020	1.98%	$9,863	2.62%	20.24%
FHLB Stock	3,408	1.14%	3,408	1.10%	3,408	1.06%	3,036	0.86%	2,694	0.72%	-6.50%

Loans Originated for Investment, Net	$260,068	87.26%	$257,045	83.11%	$269,578	83.47%	$296,999	83.75%	$309,156	82.28%	5.06%
Loans Held for Sale	8,591	2.88%	19,250	6.22%	14,528	4.50%	13,642	3.85%	19,082	5.08%	25.61%
Loans Receivable (net)	$268,659	90.15%	$276,295	89.34%	$284,106	87.97%	$310,641	87.60%	$328,238	87.36%	5.89%

Fixed Assets	13,659	4.58%	17,001	5.50%	22,739	7.04%	24,919	7.03%	23,149	6.16%	16.27%
Real Estate Owned	1,103	0.37%	435	0.14%	1,870	0.58%	2,594	0.73%	1,670	0.44%	12.58%
Real Estate Inv./Held for Sale	0	0.00%	0	0.00%	0	0.00%	1,354	0.38%	3,515	0.94%	NM
Non-Mortgage Servicing Rights	0	0.00%	0	0.00%	310	0.10%	398	0.11%	391	0.10%	NM
Other Assets	6,025	2.02%	6,885	2.23%	5,168	1.60%	4,660	1.31%	6,226	1.66%	0.94%

Deposits	$261,992	87.91%	$261,851	84.67%	$282,956	87.61%	$307,793	86.79%	$329,992	87.82%	6.82%
FHLB Advances, Other Borrowed Funds	8,942	3.00%	19,789	6.40%	10,769	3.33%	16,343	4.61%	14,000	3.73%	13.66%
Other Liabilities	2,593	0.87%	2,323	0.75%	3,119	0.97%	3,190	0.90%	4,159	1.11%	14.45%

Stockholders’ Equity	$24,501	8.22%	$25,302	8.18%	$26,123	8.09%	$27,296	7.70%	$27,595	7.34%	3.46%

AOCI Adjustment	$(460)	-0.15%	$(350)	-0.11%	$(541)	-0.17%	$(516)	-0.15%	$(516)	-0.14%	—

Offices Open			9		9		9		9		—

(1)   Ratios are as a percent of ending assets.

Source:  Audited and unaudited financial statements and RP Financial calculations.

I.4

asset growth funneled primarily into loans held for investment, loans held for sale and cash and equivalents.  Since December 31, 2009, asset growth has been funded with increasing levels of deposits and borrowings, with deposits providing a majority of the funding growth since that date.  Equity also has increased since fiscal 2009 at an annual rate of 3.5%, reflecting net profits during this period, and reached $27.6 million at June 30, 2013, or 7.34% of assets.  A summary of Coastway’s key operating ratios for the past five years is presented in Exhibit I-3.

A key long term business strategy of Coastway is to maintain a significant investment in whole loans receivable.  As such, the Bank’s loan portfolio totaled $328.2 million, or 87.4% of assets at June 30, 2013, an increase from $268.7 million, or 90.2% of assets as of December 31, 2009.  From fiscal 2009 through June 30, 2013, despite an increase in loan balance, Coastway’s loans/assets ratio decreased modestly, reflecting additional investment of available funds in cash equivalents, fixed assets and real estate owned.  The combination of the decrease in loans receivable as a percent of assets offset by increased dependence on borrowed funds for funding resulted in the loan/deposit ratio decreasing from 102.54% at December 31, 2009 to 99.47% at June 30, 2013.

Coastway’s investment in loans reflects the Bank’s historical concentration in business lending, including Small Business Administration (“SBA”), commercial real estate, commercial business and commercial construction lending.  Such loans increased from $66.6 million, or 27.8% of loans at December 31, 2009 to $135.4 million, or 43.9% of loans at June 30, 2013.  The commercial lending activities represent a primary part of the Bank’s business strategy to maximize revenue (in terms of yield on portfolio loans and income from the sale of loans into the secondary market) and provide benefits in areas such as interest rate risk.  Residential first and second position mortgage lending also is a long-term lending activity, and such loans comprise the majority of the remaining loan portfolio ($171.4 million, or 55.5% of total loans as of June 30, 2013).  Coastway historically originated consumer loans to members and customers, primarily automobile loans (reflective of the credit union focus on consumer lending).  However, this type of lending has been de-emphasized in recent years, and consumer loans totaled a minimal $1.9 million, or 0.6% of loans as of June 30, 2013.

The residential mortgage lending operations include a substantial mortgage banking program focused on reducing the level of originations of fixed-rate residential mortgage loans for portfolio and instead selling conforming fixed rate mortgage loans into the secondary market, primarily on a servicing released basis.  The mortgage banking operations are evident in the balance of loans held for sale as shown in Table 1.1, totaling $19.1 million, or 5.1% of assets as

I.5

of June 30, 2013.  This balance has increased steadily since 2009 in line with the increasing mortgage banking activities.  The majority of the Bank’s 1-4 family residential first mortgage loan originations conform to standards set by secondary market governmental agencies and are sold to private sector institutions.  For the six months ended June 30, 2013, the Bank sold $81.5 million of residential 1-4 family real estate loans.

As indicated above, the Bank’s loan portfolio comprises almost 90% of assets.  The intent of the Bank’s cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Coastway’s cash operating needs and credit and interest rate risk objectives.  Historically, the level of cash and equivalents has remained in the range of 1.0% to 2.0% of assets, which has been sufficient for daily operational needs.  The ratio increased as of June 30, 2013 primarily due to the timing of funding of loan sales and originations.  As of June 30, 2013, the portfolio of cash and cash equivalents totaled $9.9 million, equal to 2.6% of assets.

Regarding an investment securities portfolio, as of June 30, 2013 the Bank did not hold any investments such as U.S. government securities, municipal bonds and mortgage-backed securities (“MBS”), apart from its required investment of FHLB of Boston stock at $2.7 million, or 0.72% of assets.  The Bank reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock, and no impairment has been recognized as of June 30, 2013.  The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

Coastway owns the headquarters office building and seven of the nine branch office locations.  The headquarters office in Cranston is a 22,671 square foot building constructed in 2003, with a net book value of $3.4 million at June 30, 2013.  This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $23.1 million, or 6.2% of assets as of June 30, 2013.  Since fiscal 2009, the Bank has pursued a strategy of expanding the branch office network, replacing or renovating existing offices, and purchasing land for potential additional offices.  Thus, the investment in fixed assets has increased by 69.5% from $13.7 million as of December 31, 2009.  Asset growth over the same time period has moderated the impact of this investment on the balance sheet and operating results.  The book value of fixed assets represents a notable level of investment, which reduces the level of interest earning assets on the balance sheet and impacts the income statement through depreciation and operating expenses.

I.6

There are no current plans to add to the branch network following completion of a move to a new branch office in Lincoln, Rhode Island and the planned move to a new headquarters office (scheduled for the second quarter of 2014).  In connection with the new headquarters office, as of June 30, 2013 the Bank held two real estate parcels for sale, one consisting of land purchased for development into a branch office and the other an existing office building originally targeted to be a new headquarters office (total book value of $3.5 million as of June 30, 2013).  Coastway has decided to sell both parcels, and the existing headquarters office building, and has identified another office building to purchase as a new headquarters office.  These purchase and sale transactions of real estate, all of which are in-process as of June 30, 2013, are not expected to materially change the total investment in fixed assets.

Reflecting the generally strong asset quality of the Bank, the balance of real estate owned (“REO”) was a modest $1.7 million or 0.4% of assets at June 30, 2013.  Such REO reached a high of $2.6 million as of December 31, 2012, but has remained relatively modest in balance over the past four fiscal years.

Since December 31, 2009, Coastway’s funding needs have been provided by retail deposits, borrowed funds and retained earnings.  Similar to the trend in assets, the balance of the Bank’s deposits has increased steadily since 2009, reaching a high of $330.0 million as of June 30, 2013.  As a result of the growth in assets, the proportion of assets funded with deposits has remained essentially constant at 88% over the time period shown in Table 1.1.  The growth in deposits has been achieved through increases in all account types, as the Bank offers a competitive community-based product line of retail deposits to individuals and businesses in its market area.  The Bank maintains a concentration of deposits in core transaction and savings account deposits, which comprised 62.6% of deposits at June 30, 2013, versus 59.6% of total deposits at fiscal year-end 2010.

Coastway has also historically utilized funding with borrowings to an increasing extent to support the asset size, fund liquidity and cash flow needs for the mortgage banking and portfolio lending operations, and to manage funding costs and interest rate risk.  Borrowings reached a high of $19.8 million as of December 31, 2010, declined in 2011, but subsequently increased to $14.0 million, or 3.7% of assets, at June 30, 2013.  The Bank’s utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics of overnight and mid- or longer-term advances.

The balance of equity increased between fiscal 2009 and June 30, 2013 as the Bank recorded profitable operations.  Reflecting the combination of this increase in equity and the

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increase in assets over that time period, the equity-to-assets ratio declined from 8.22% at year end 2009 to 7.34% at June 30, 2013.  All of the Bank’s equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at June 30, 2013.  The pro forma return on equity (“ROE”) is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Bank’s income and expense trends over the past four years and for the 12 months ended June 30, 2013.  Coastway has recorded consistently profitable operations over this time period, ranging from a high of $1.1 million or 0.34% of average assets for fiscal 2012 to a low of $468,000, or 0.16% of average assets for fiscal 2009.  For the 12 months ended June 30, 2013 the Bank reported net income of $966,000, or 0.35% of average assets.  The income statement has been affected by various non-operating income or expense items over the past four and a half years, including such items as gains on the sale of loans (mortgage banking income), real estate gains or losses and professional fees related to the formation of the MHC in 2013.  Net interest income and operating expenses represent the primary components of the Bank’s income statement.  Other revenues for the Bank largely are derived from the Bank’s mortgage banking income, as well as customer service fees and charges on the deposit base and lending operations.  The level of loan loss provisions due to the prevailing economic trends and the Bank’s asset quality has also affected the level of net income in the shown fiscal years.

The Bank’s net interest income to average assets ratio has reflected the impact of market interest rate trends and internal lending strategies over the time period shown in Table 1.2.  Net interest income as a percent of average assets has declined from a high of 3.53% during fiscal 2010 to a low of 3.04% for the 12 months ended June 30, 2013.  While the net interest income ratio is supported by the high proportion of loans on the balance sheet as a percent of assets, the prevailing low interest rate environment, and the competitive environment in the market area served have resulted in new portfolio loans carrying relatively lower yields.  Interest income as a percent of average assets has declined from 4.65% for fiscal 2010 to 3.79% for the latest 12 month period (equal to a reduction of 0.86% of average assets).  The Bank’s level of interest income is also supported by the relatively modest level of non-accruing loans, which would act to reduce the level of interest income recognized.  In contrast, while funding costs have also declined in recent periods, the reduction in interest expense has

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Table 1.2

Coastway Community Bank

Historical Income Statements

	For the Fiscal Year Ended December 31,								12 Months Ended
	2009		2010		2011		2012		June 30, 2013
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)

Interest Income	$13,926	4.64%	$14,116	4.65%	$13,717	4.34%	$13,207	3.91%	$13,463	3.79%
Interest Expense	(4,572)	-1.52%	(3,403)	-1.12%	(2,704)	-0.86%	(2,650)	-0.78%	(2,661)	-0.75%
Net Interest Income	$9,354	3.12%	$10,713	3.53%	$11,013	3.48%	$10,557	3.13%	$10,802	3.04%
Provision for Loan Losses	(1,111)	-0.37%	(1,244)	-0.41%	(1,157)	-0.37%	(1,109)	-0.33%	(734)	-0.21%
Net Interest Income after Provisions	$8,243	2.75%	$9,469	3.12%	$9,856	3.12%	$9,448	2.80%	$10,068	2.83%

Other Income	$4,078	1.36%	$3,156	1.04%	$3,083	0.97%	$3,291	0.97%	$3,321	0.93%
Operating Expense	(13,459)	-4.49%	(13,441)	-4.43%	(14,158)	-4.48%	(14,640)	-4.34%	(15,452)	-4.35%
Net Operating Income	$(1,138)	-0.38%	$(816)	-0.27%	$(1,219)	-0.39%	$(1,901)	-0.56%	$(2,063)	-0.58%

Mortgage Banking Income	$698	0.23%	$1,684	0.55%	$2,937	0.93%	$3,884	1.15%	$4,210	1.18%

Gain on Sale of Premises/Equipment	$392	0.13%	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%
Rec(Loss) on NCUA Share Ins./Mem. Cap.	2	0.00%	180	0.06%	0	0.00%	0	0.00%	0	0.00%
Unrealized Loss on Real Estate HFS	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(482)	-0.14%
Total Non-Operating Income/(Expense)	$394	0.13%	$180	0.06%	$0	0.00%	$0	0.00%	$(482)	-0.14%

Net Income Before Tax	$(46)	-0.02%	$1,048	0.35%	$1,718	0.54%	$1,983	0.59%	$1,665	0.47%
Income Taxes	514	0.17%	(471)	-0.16%	(706)	-0.22%	(835)	-0.25%	(699)	-0.20%
Net Income (Loss)	$468	0.16%	$577	0.19%	$1,012	0.32%	$1,148	0.34%	$966	0.27%

Expense Coverage Ratio	74.7%		92.2%		98.5%		98.6%		97.2%
Efficiency Ratio	95.3%		85.4%		83.1%		82.6%		84.3%
Effective Tax Rate (Benefit)	NM		44.9%		41.1%		42.1%		42.0%
Return on Avg. Equity	—		2.32%		3.92%		4.36%		3.57%

(1)   Ratios are as a percent of average assets.

Source:  Audited financial statements and RP Financial calculations.

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equaled 0.37% of average assets since fiscal 2010.  The Bank’s interest rate spreads and yields and costs for the past three years are set forth in Exhibits I-3 and I-4.

Non-interest operating income (“other income”) has historically been a notable contributor to the Bank’s income statement, and averaged 1.09% of average assets for fiscal years 2009 through 2012.  Such income declined in dollar amount from 2009 to 2011 but has modestly increased since then in relation to the growth in assets.  The non-interest operating income ratio is dependent upon the level of banking activities, including core deposit accounts, with customer service fees constituting the primary source of non-interest income for the Bank.  For the 12 months ended June 30, 2013 other income totaled $3.3 million, or 0.93% of average assets.

As a significant part of the revenue base, Coastway recognizes a material level of income from the gain on sale of loans as a part of the Bank’s mortgage banking operations.  Gains on sale of loans have increased steadily since fiscal 2009 from $698,000, or 0.23% of average assets to $4.21 million or 1.18% of average assets for the 12 months ended June 30, 2013.  The increase shown in Table 1.2 reflects increases in the volume of 1-4 family residential real estate loans sold, a result of efforts by the Bank to increase its presence in the marketplace, the low interest rate environment and customer demand for fixed rate conforming 1-4 family residential real estate loans in recent years.  Historically, loans originated for sale were relatively evenly split between purchase transactions and refinance transactions, in recent periods the proportion of loans originated for purchase transactions has increased to 70% of originations.

Operating expenses represent the other major component of the Bank’s income statement, with such expenses showing only modest fluctuation over the time period shown in Table 1.2 as a percent of average assets.  Total operating expenses (inclusive of the mortgage banking operations) equaled $15.5 million, or 4.35% of average assets during the 12 months ended June 30, 2013.  The increase in operating expenses since 2009 reflects general inflation costs and the overall costs of operations, including the expansion of the various operating departments of the Bank.  The Bank’s level of operating expenses is indicative of the higher staffing needs associated with the growth of its branch office network, resulting in increased salaries and employee benefits.  The branch openings also led to increased depreciation expenses on the Bank’s premises and equipment.  Additional increasing operating expenses include the mortgage banking operations, foreclosed real estate expenses, deposit services expenses, and other general and administrative expenses including professional fees and data

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processing expenses.  Upward pressure will be placed on the Bank’s expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The trends in the net interest income and operating expense ratios since fiscal 2009 have caused the expense coverage ratio (net interest income plus mortgage banking income divided by operating expenses) to increase gradually from a low of 74.7% in fiscal 2009 to the range of 97% to 98% since fiscal 2011, indicating that net interest income was essentially sufficient to cover the Bank’s operating expenses.  The mortgage banking income is included in this calculation since the expenses related to mortgage banking are included in the expense base.  Also reflecting a favorable trend, Coastway’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has decreased from 2009 to 84.3% for the 12 months ended June 30, 2013 from a high of 95.3% in fiscal 2009.  The level of other income and mortgage banking income has assisted in maintaining the efficiency ratio.  Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions have generally had a moderate impact on the income statement, reflecting the Bank’s generally favorable asset quality and the decreasing need for increased reserve coverage despite a challenging economic environment.  During the 12 months ended June 30, 2013, the Bank incurred loan loss provisions of $734,000, allowing for an increase in the allowance for loan and lease losses (“ALLL”) balance to $1.6 million as of that date.  Reflecting the Bank’s asset quality position, chargeoffs have been relatively modest and generally decreasing in recent periods from a high reached in fiscal 2011.  As of June 30, 2013, ALLLs equaled 15.89% of non-performing loans, 13.63% of non-performing assets, and 0.52% of total loans receivable.  Exhibit I-5 sets forth the Bank’s allowance for loan loss activity during the past five years.

Non-operating items have had a minimal impact on the Bank’s income statement in past four and a half years and have consisted primarily of gains/losses on the sale of fixed assets.  During fiscal year 2009 and 2010 the Bank reported gains on sale of premises and equipment as well as one-time gains related to a reimbursement of National Credit Union Administration investments.  During the 12 months ended June 30, 2013, Coastway recorded an unrealized loss of $482,000 related to the write-down of two real estate properties that were classified as held for sale.

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The Bank’s income tax status has been impacted by the varying levels of pre-tax income recorded over the past four and a half years.  For fiscal year 2009 Coastway recorded a tax benefit based on the then-current tax position of the Bank.  For fiscal years 2010, 2011 and 2012 and the 12 months ended June 30, 2013, Coastway recorded tax expense based on recorded taxable income.  The effective tax rates were within a narrow range and equaled 42.0% for the 12 months ended June 30, 2013.  The Bank’s marginal effective statutory tax rate approximates 39.5%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

Coastway’s balance sheet is asset-sensitive in the shorter-term and, thus, the net interest margin will typically be favorably affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2013 in which interest rates began to rise after a prolonged period of depression since 2008.  Coastway measures its interest rate risk exposure by use of the net present value of equity at risk (“NPV”) methodology, which provides an analysis of estimated changes in the Bank’s NPV under the assumed instantaneous changes in the U.S. treasury yield curve.  Utilizing figures as of June 30, 2013, based on a 2.0% instantaneous and sustained increase in interest rates, the NPV model indicates that the Bank’s NPV would increase by 12.9% (see Exhibit I-6).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities.  The Bank manages interest rate risk from the asset side of the balance sheet through selling the majority of its long-term, conforming fixed-rate 1-4 family residential real estate loans that it originates, while retaining the majority of the shorter-term adjustable-rate residential real estate loans that it originates. At the same time, Coastway diversifies into other types of lending beyond 1-4 family permanent mortgage loans such as originating commercial real estate, SBA and commercial business loans, all of which have shorter terms and higher interest rates.  As of June 30, 2013, of the Bank’s total loans due after December 31, 2013, ARM loans comprised 66.1% of those loans (see Exhibit I-7).  On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts, and reducing dependence on certificates of deposits and wholesale funding.  Coastway also strives to lengthen the weighted average maturity of its liabilities through retail deposit pricing strategies and longer-term wholesale funding sources.  Core deposits, which consist of transaction and

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savings accounts, comprised 62.6% of the Bank’s deposits at June 30, 2013.  The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank’s capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank’s loans pursuant to changing interest rates.  Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

Coastway operates two principal lending activities: (1) the origination of 1-4 family residential first mortgage loans and second position loans and lines of credit; with the first position loans originated primarily for sale into the secondary market; and, (2)  commercial real estate, SBA, commercial business and commercial construction loans as part of a commercial lending focus.  In recent years, Coastway has increased its focus on commercial lending in an effort to diversify its overall loan portfolio and increase the overall yield earned on loans.  Details of the Bank’s loan portfolio composition are shown in Exhibit I-8, while Exhibit I-9 provides details of the Bank’s loan portfolio by contractual maturity date.

Residential Real Estate Lending

Coastway primarily originates first position fixed-rate 1-4 family residential real estate loans, and depending on interest rate, local and regional real estate market conditions and borrower preferences, also offers adjustable rate 1-4 family residential real estate loans, secured by traditional 1-4 family residential real estate property.  The Bank typically sells servicing released the majority of its fixed rate conforming loans to the secondary market.  As of June 30, 2013, residential first mortgage portfolio loans equaled $87.0 million, or 28.2% of total loans, with adjustable rate loans totaling 22.2% of total residential first mortgage loans.  The Bank also maintained a balance of loans held for sale of $19.1 million.  As shown in Exhibit I-8, the balance of first position residential mortgage portfolio loans has remained essentially constant since December 31, 2008 at approximately $86 million.  As described above, the residential loan origination function includes a substantial mortgage banking operation, whereby

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conforming fixed rate first position loans are sold into the secondary market on a servicing released basis.  The Bank recognizes fee income on the sale of the loans.

Coastway’s mortgage loans are generally underwritten according to Fannie Mae, Freddie Mac, FHA or Rhode Island Housing guidelines as conforming loans, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations.  Loan-to-value ratios (“LTV”) of mortgage loans are generally limited to 80% of the lower of the sales price or appraised value, or 90% LTV if the loans carry private mortgage insurance.

Fixed rate 1-4 family residential real estate loans typically have terms of 10 to 30 years and balances up to the maximum conforming loan limit as set by the federal government.  Loans are also originated above this lending limit or loans that do not conform for other reasons, in the form of jumbo loans that are retained in its portfolio.  These loans typically have terms of 15 to 30 years and maximum LTVs of 90%.  Adjustable-rate 1-4 family residential real estate loans offered by the Bank in general have terms-to-maturity ranging from 10 to 30 years and have fixed rates for initial terms of five years.  These loans are usually held in portfolio.  The Bank also offers ARM loans with terms of one through ten years and adjust annually thereafter at a margin tied to a premium above the LIBOR rate.  The ARM loans are subject to a 5% adjustment cap for the first adjustment period, and 2% per adjustment period cap thereafter with a lifetime interest rate cap of 5% above the initial interest rate of the loan.

On a limited basis, the Bank offers 1-4 family residential mortgages secured by non-owner occupied properties.  From 2000 to 2006, the Bank originated “stated income” loans, which are loans whereby the borrowers income source is not subject to verification through the application process.  Such loans in portfolio totaled $3.6 million as of June 30, 2013.

Home Equity Loans and Lines of Credit

Another long term primary lending activity for Coastway consists of second position residential loans.  Total home equity loans and lines of credit equaled $84.4 million, or 27.4% of the loan portfolio as of June 30, 2013, representing an increase in balance from $69.5 million, or 29.0% of loans as of December 31, 2008.  These loans include home equity loans and lines of credit secured by the borrower’s primary or secondary residence, with the focus of such lending conducted in the geographic footprint served by the branches.  Home equity loans and lines of credit have been pursued for interest rate risk and yield enhancement benefits.  Home equity loans are primarily originated with fixed rates of interest with terms of up to 15 years, while

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home equity lines of credit are originated with adjustable-rates based on the prime rate plus an applicable premium. These loans are generally underwritten with combined loan-to-value ratios up to 80%.  Home equity loans and lines of credit are generally available in amounts of between $5,000 and $2.0 million.

Commercial Real Estate/Multi-Family Lending

As of June 30, 2013, commercial real estate/multi-family loans totaled $83.2 million, or 27.0% of the total loan portfolio, and the balances of these loans have been increasing in recent years due to the Bank’s focus to diversify its loan portfolio and increase yield.  As of December 31, 2008, commercial real estate/multi-family loans totaled $25.1 million, or 10.5% of the total loan portfolio.  These types of loans are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential.  Commercial real estate loans generally have initial terms of five to ten years and amortization terms of 15 to 20 years, with a balloon payment at the end of the initial term and may be fixed or adjustable rate.  The maximum LTVs are generally 75% for commercial real estate loans and 80% for multi-family loans, of the lower of cost or appraised value of the property securing the loan.  Debt service coverage ratios are generally required at 1.20x.

These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans.  Often the payments on commercial real estate loans are dependent on successful operations and management of the property.  When originating commercial real estate loans, the Bank evaluates the qualifications and financial condition of the borrower, as well as the value and condition of the property securing the loan.  The Bank will also generally require and obtain personal guarantees from the principals.  The average loan size of the commercial real estate loans is approximately $364,000, typically secured by medical, retail, industrial, warehouse, service or other commercial properties.

Commercial Construction Loans

Construction and land loans totaled $6.0 million, or 1.9% of loans outstanding, at June 30, 2013, representing a modest level of lending activity for the Bank.  Such balances have increased from $2.0 million, or 0.8% of total loans as of December 31, 2008.  Commercial construction loans generally have initial terms of up to 12 months, during which the borrow pays interest only.  Upon completion of construction, these loans generally convert to permanent loans.  Commercial construction loans have loans and terms comparable to permanent

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commercial real estate loan originations, with maximum LTV is 80% of the lesser of the appraised value of the completed property or the contract price for the land plus the value of improvements.

Construction loans generally involve greater credit risk than improved owner-occupied real estate lending. Coastway reviews and inspects each property before disbursement of loan funds, and also requires detailed cost estimates to complete the construction project and an appraisal of the property.

SBA Loans

Another segment of the commercial lending activities of Coastway includes commercial business and commercial real estate loans utilizing the Small Business Administration’s 7(a) Program.  At June 30, 2013, SBA loans totaled $37.7 million, or 12.2% of total loans, compared to $36.5 million, or 15.2% of loans as of December 31, 2008.  Coastway is a preferred lending provider for the SBA and can determine SBA eligibility for a loan without prior SBA approval. The Bank generally originates loans which qualify for guarantees up to 85% of principal and accrued interest.  The guaranteed portions of the loans are also frequently sold in the secondary market, allowing the Bank to recognize gains on sale.  Coastway typically seeks SBA guarantees on loans that exhibit minimum capital levels, a short time in business, lower collateral coverage or maximum loan terms beyond the Bank’s normal underwriting criteria.

Commercial Business Lending

As part of the full-service business lending philosophy, Coastway originates commercial business loans on non-real estate commercial business assets including lines of credit and term loans.  The Bank originates commercial business loans to small businesses located regionally in its market area, including loans to provide working capital or to acquire equipment, and secured by accounts receivable, inventory and business equipment.  As of June 30, 2013, the Bank had $8.3 million of commercial business loans in portfolio, equal to 2.7% of total loans, an increase from $2.9 million, or 1.2% of loans as of December 31, 2008.  The average loan size of the commercial business loan portfolio was $107,000 as of June 30, 2013.

Commercial business term loans generally have terms of three to seven years and are priced at a margin above the FHLB of Boston rate of a corresponding term.  Commercial business lines of credit have terms of one to two years, and are priced at an adjustable rate tied to the prime rate.  Commercial business loans have greater credit risk compared to 1-4 family

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residential real estate loans, because the availability of funds for the repayment of commercial business loans are dependent on the success of the business and the general economic environment of the Bank’s market area.  The Bank generally obtains personal guarantees with these loans.

Consumer Lending

To a minor extent, Coastway originates a variety of consumer loans to individuals who reside or work in the Bank’s market area, including loans secured by new and used automobiles, boats, recreational vehicles and certificates of deposits.  As of June 30, 2013, consumer loans totaled $1.9 million, or 0.6% of total loans.  The Bank offers such loans since they tend to have shorter maturities and higher interest rates than mortgage loans.  These loans also help to expand and create stronger customer relationships and opportunities for cross-marketing.  Consumer loans have greater risk compared to mortgage loans, due to their dependence on the borrower’s continuing financial stability.

Loan Originations and Sales

Exhibit I-10 provides a summary of the Bank’s lending activities over the past three and a half fiscal years, illustrating the mortgage banking and commercial lending activities of the Bank.  Annual lending volume was in excess of $200 million from 2010 to 2012, and totaled $291.9 million for the 12 months ended June 30, 2013.  Within the specific loan categories, 1-4 family residential first mortgage loan originations totaled $494.4 million for the most recent three fiscal years, or 74% of total originations over the three year period.  For the most recent six months, 1-4 family residential loans totaled $103.4 million, or 72% of total originations.

Commercial loan originations (commercial real estate, SBA, commercial business, commercial construction) equaled $31.6 million, or 22.0% of total originations for the most recent six month period.  Over the past three and a half years, a minimal $2.4 million of loans were purchased, consisting of commercial real estate loans in fiscal 2012.

Exhibit I-10 also presents details of the loan sales activity since fiscal 2010.  As discussed earlier, loan sales, consisting of 1-4 family fixed rate loans, totaled $452.3 million for fiscal years 2010 to 2012, or 95.2% of total loan sales.  Other loan sales during this time period consisted primarily of SBA loans, equal to $17.9 million, or 3.8% of total sales.  For the six months ended June 30, 2013, loan sales totaled $86.1 million, of which $81.5 were residential loans and $2.5 million were SBA loans.

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Asset Quality

Coastway’s lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans for portfolio, all of which carry a higher risk profile than traditional 1-4 family mortgage lending.  Since fiscal 2009 the Bank has experienced a fluctuating level of non-performing assets (“NPAs”), consisting of non-accruing loans, REO, and accruing troubled debt restructured loans (“Accruing TDRs”).  NPAs and Accruing TDRs have ranged from a low of $10.6 million as of December 31, 2011 to a high of $15.2 million at December 31, 2009, and declined to $11.7 million at June 30, 2013.  Included in the June 30, 2013 figure is $3.4 million of Accruing TDRs.  Non-accruing loans totaled $6.6 million as of June 30, 2013, and were comprised of 1-4 family first and second position loans (83%) and commercial loans (17%).  All of the REO balance consisted of residential property.  Exhibit I-11 presents a history of NPAs for the Bank since 2008.

To track the Bank’s asset quality and the adequacy of valuation allowances, Coastway has established detailed asset classification policies and procedures which are consistent with regulatory guidelines.  Detailed asset classifications are reviewed quarterly by senior management and the Board.  Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets.  As of June 30, 2013, the Bank maintained general and specific reserves of $1.6 million, equal to 0.52% of total loans receivable and 24.15% of non-accruing loans.

Funding Composition and Strategy

Deposits have traditionally accounted for the major portion of the Bank’s IBL, although over the past four and a half years borrowed funds have remained a modest yet steady source of funding as the Bank has relied on borrowed funds to supplement cash flow needs and lengthen the maturities of liabilities.  At June 30, 2013, deposits equaled $330.0 million, or 95.9% of total deposits and borrowings, a slight decrease from 96.7% at December 31, 2009.  Exhibit I-12 sets forth the Bank’s deposit composition for the past three years and Exhibit I-13 provides the interest rate and maturity composition of the certificate of deposit (“CD”) portfolio at June 30, 2013.  CDs constitute the largest but decreasing portion of the Bank’s deposit base, totaling 37.4% of deposits at June 30, 2013 versus 40.4% of deposits as of December 31, 2010.  All types of core deposits, including NOW/demand, money market and savings accounts, increased as a percent of total deposits over the past two and a half fiscal years.  Transaction

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and savings account deposits equaled $206.7 million, or 62.6% of total deposits at June 30, 2013, versus $156.1 million, or 59.6% of total deposits, at December 31, 2010.

Coastway’s current CD composition reflects a concentration of short-term CDs (maturities of one year or less).  As of June 30, 2013, the CD portfolio totaled $123.3 million, and 37.4% of the CDs were scheduled to mature in one year or less.  As of June 30, 2013, jumbo CDs (balances exceeding $100,000) amounted to $45.9 million, or 37.2% of total CDs.  There were no brokered CDs in portfolio as of June 30, 2013.  As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

Borrowings have served as an alternative funding source for the Bank to facilitate asset growth, management of funding costs, management of liquidity as a result of the mortgage banking operation and interest rate risk.  Coastway maintained $14.0 million of FHLB advances at June 30, 2013 with a weighted average rate of 0.84%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2013.  Exhibit I-14 provides further detail of the Bank’s borrowings activities during the past three years.

Subsidiary Operations

The Bank currently does not operate any subsidiaries.  Upon completion of the conversion, Coastway will become the wholly-owned subsidiary of the Company.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

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II. MARKET AREA ANALYSIS

Introduction

Coastway operates a community banking business through its corporate office and nine branch office locations in Providence County (six branches) and Kent County (three branches), Rhode Island.  The Bank serves most of the state of Rhode Island, containing a total population of 1.1 million (almost 60% of the population is located in the headquarters’ county of Providence).  The Bank’s market area also includes the broader Providence MSA, which includes the five counties in Rhode Island and one county in southern Massachusetts, encompassing a total population of 1.6 million.  Certain information regarding the Bank’s office locations is presented in Exhibit II-1.

The Bank focuses on providing personal service while meeting the needs of its retail and business customer base, emphasizes personalized banking services to retail customers and offers a broad array of deposit services including demand deposits, regular savings accounts, money market deposits, certificates of deposit and individual retirement accounts. The Bank’s market area coverage, from its beginnings as a credit union and recent conversion to a savings institution, has expanded as the Bank’s branch office network has increased.

Future business and growth opportunities, in particular in the small business lending area, will be partially influenced by economic and demographic characteristics of the regional markets, particularly the future growth and stability of the regional economy, and the nature and intensity of the competitive environment for financial institutions.  These factors outlined herein have been considered in the analysis of the Bank’s pro forma market value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the financial services industry and the economy as a whole.  The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the housing crisis caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts.  The overall economic recession was the worst since the great depression of the 1930s.  Approximately 8 million jobs were lost during the recession, as consumers cut back on spending, causing a reduction in the need for many products and services.  Total personal wealth declined notably

II.1

due to the housing crisis and the drop in real estate values.  As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters.  The economic expansion has continued since that date, albeit at a relatively slow pace, with recent GDP growth of 2.2% for calendar year 2012, 1.1% for the first quarter of 2013 and 1.7% for the second quarter.  Notably, a large portion of GDP growth during 2009 through 2012 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.

Reflecting a measure of recovery of the economy, the national annualized inflation rate averaged 2.29% for the three year period of 2010-2012.  For the six months ended June 2013, the rate of inflation averaged an even lower rate of 1.57%.  Indicating another level of improvement, the national unemployment rate equaled 7.6% as of June 2013, a moderate decline from 8.2% as of June 2012, but still high compared to recent historical levels.  There remains uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth.  While the number of jobs has increased nationally over the past several years, most newly created jobs have been somewhat lower wage positions.  The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have increased substantially since the depths of the recession in 2008 and 2009.  After recording a month-end low of 7062.93 in February 2009, the Dow Jones Industrial Average (“DJIA”) has more than doubled in value through mid-2013.  Over the last 12 months, while there has been a measure of period-to-period volatility, the DJIA has continued to trend upward.  As an indication of the changes in the nation’s stock markets over the last 12 months, as of June 28, 2013 the Dow Jones Industrial Average closed at 14,909.60, an increase of 15.8% from June 29, 2012, while the NASDAQ Composite Index stood at 3,403.25, an increase of 15.9% over the same time period.  The Standard & Poor’s 500 Index totaled 1,606.28 as of June 28, 2013, an increase of 17.9% from June 29, 2012.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have begun to decline in many regional or urban areas of the country, as the backlog of foreclosed properties is processed.  However,

II.2

there remains specific states, or areas that continue to experience elevated levels of foreclure activity, at times due to state foreclosure laws and processes, which have delayed such actions over the past several years.  Similarly, median home values have recovered in many parts of the county, but continue to be below historical highs.  Existing home sales have also shown improvement, along with the housing construction industry.  While concerns about a “double-dip” housing recession have lessened in recent periods, Coastway will continue to employ strict, prudent underwriting for such loans being placed into its portfolio, and will work to aggressively resolve substandard credits.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in June 2013, economic growth is expected to improve from an annualized growth rate of 1.5% in 2012 to 3.0% in 2015.  Most of the economists expect that the unemployment rate will remain steady at 7% into 2014; the pace of job growth will only serve to bring the unemployment rate down slowly.  On average, the economists expect that the unemployment rate will be 6.4% by the end of 2014, with the economy adding around 2.2 million jobs from June 2013 to June 2014.  On average, the economists did not expect the Federal Reserve to begin raising its target rate until 2014 at the earliest and the yield on the 10-year Treasury would increase to 3.61% by the end of 2015.  Inflation pressures were forecasted to decrease and remain steady in the range of 2.0% to 2.3% through the end of 2015, and that the price of oil was expected to settle around $95 a barrel.  The Federal Housing Finance Agency Index was projected to rise by 6.7% in 2013. Projections for housing starts were mostly unchanged.

The 2013 housing forecast from the Mortgage Bankers Association (the “MBA”) was for existing home sales to increase by approximately 4.9% from 2012 levels and new home sales were expected to increase by 11.5% in 2013 from their relatively depressed levels in 2012.  The MBA forecast showed increases in the median sale price for new and existing homes in 2013.  Total mortgage production is forecasted to be down in 2013 to $1.4 trillion compared to $1.8 trillion in 2012.  The reduction in 2013 originations is largely due to a 13% reduction in refinancing volume, with refinancing volume forecasted to total $818 billion in 2013.  Comparatively, house purchase mortgage originations are predicted to increase by 17.7% in 2013, with purchase lending forecasted to total $592 billion in 2013.

II.3

Interest Rate Environment

In terms of interest rates, through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%.  Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation.  Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004.  The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news.  Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%.  These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates remained in effect through early 2010.  In February 2010, the Fed increased the discount rate to 0.75%, reflecting a slight change to monetary strategy.  The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve.  This low interest rate environment has been maintained as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible.  The strategy has achieved its goals, as borrowing costs for residential housing have been at historical lows, and the prime rate of interest remains at a low level.  Longer-term interest rates (10-year treasury) increased somewhat in mid-2013 in response to the expectation that the Federal Reserve will cease its treasury buying efforts to keep longer term rates low.

As of June 28, 2013, one- and ten-year U.S. government bonds were yielding 0.15% and 2.52%, respectively, compared to 0.22% and 1.60%, as of June 28, 2012.  This has had a mixed impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources.  However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 5.00% as of June 30, 2008 to 3.25%

II.4

as of December 31, 2008, and has remained at that level since that date.  Historical interest rate information is presented in Exhibit II-2.

Regional/Local Economic Factors

Primary Market Area Overview

The primary market area for business operations is the state of Rhode Island, which is part of the Providence-New Bedford-Fall River, RI-MA MSA (the “Providence MSA”).  To a much lesser extent, the Bank conducts business (primarily lending) in contiguous areas to the state of Rhode Island, however these activities are currently relatively minor.  The market area served is in the heart of southern New England.  Rhode Island is a relatively well-developed area settled in the early part of the country’s history that has a wide range of new and old housing and commercial building stock.  Geographically, Rhode Island covers a small area, and thus the Bank’s current branch office network provides access to a material portion of the statewide population base.  Such operations are essentially limited to the western side of Narragansett Bay, the region containing all of the Bank’s offices.

The region has long experienced a modestly growing economy, with a historical dependence on manufacturing and employment generated by military bases.  In recent decades, health care, financial services, defense industry, tourism and gambling have become more important segments of the economy.  In the most recent periods, Rhode Island has experienced to some degree the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the country.  However, overall, the statewide economy remains relatively weak in comparison to other neighboring states and other regions of the country.

Coastway holds a small market share of deposits in the primary market area, given its asset size, number and size of competitors and the overall population base, and thus has potential for additional growth.  Similar to other areas of the country, Coastway operates in a competitive environment and competes with a number of national, regional and locally-based financial institutions.  In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries.  Over the most recent years, the competitive factors have intensified with the growth of electronic delivery systems, particularly the Internet.

II.5

Demographic Trends

Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area from 2010 to 2012 and projected through 2017, highlighting the somewhat unfavorable market area trends for financial institutions in general and Coastway specifically.  Additional data is presented in Exhibit II-3.  Data for the nation, the State of Rhode Island and the Providence MSA are included for comparative purposes.  The size and scope of the market area is evidenced by the demographic data, which shows that as of 2012 the total population of the state was 1.1 million, with 59% of the state population in Providence County.  Most of the population base is concentrated along the northern end of Narragansett Bay, a natural water harbor.  Between 2010 and 2012 the population growth rate of the state was slightly negative, significantly lower than the national rate, indicating a gradually declining population base.  Over this time period, the Rhode Island and Michigan were the only states in the nation to record population declines.  Similar to the state, Providence County also recorded a reduction in population from 2010 to 2012, while Kent County recorded a slight increase.  However, over the next projected five years, the state, MSA and both market counties are expected to experience modest population decreases, compared to much larger projected population growth for the country, indicating a relatively challenging future operating environment for financial institutions.

Changes in the number of households in the market area have generally paralleled trends with respect to population, although at slightly more favorable rates of change.  This reflects a national trend towards smaller average household sizes.  These stable or slowly shrinking trends in households also will act to limit business opportunities for community financial institutions such as Coastway and result in increased levels of competition for available retail and commercial banking business.

Table 2.1 also provides certain median age distribution figures for the market area, the state of Rhode Island and the nation.  The data reveals that the state and the market area counties all contained somewhat older population bases than the nation as a whole, indicative of the historical concentration in manufacturing employment  The lack of population growth provides for a gradual aging of the population base as younger residents leave the area for employment opportunities elsewhere.  Kent County in particular, reported the highest overall median age figures.

II.6

Table 2.1

Coastway Community Bank

Summary Demographic Data

	Year			Growth Rate
	2010	2012	2017	2010-2012	2012-2017
				(%)	(%)
Population (000)
USA	308,746	313,129	323,986	0.7%	0.7%
Rhode Island	1,053	1,050	1,038	-0.1%	-0.2%
Providence MSA	1,601	1,603	1,599	0.1%	-0.1%
Providence County	627	621	612	-0.5%	-0.3%
Kent County	166	166	165	0.1%	-0.2%

Households (000)
USA	116,716	118,209	122,665	0.6%	0.7%
Rhode Island	414	412	410	-0.2%	-0.1%
Providence MSA	627	627	628	0.0%	0.0%
Providence County	242	240	236	-0.5%	-0.3%
Kent County	69	68	68	-0.1%	0.0%

Median Household Income ($)
USA	NA	50,157	56,895	NA	2.6%
Rhode Island	NA	53,372	63,323	NA	3.5%
Providence MSA	NA	53,554	62,557	NA	3.2%
Providence County	NA	46,859	55,565	NA	3.5%
Kent County	NA	58,424	70,263	NA	3.8%

Per Capita Income ($)
USA	NA	26,409	29,882	NA	2.5%
Rhode Island	NA	28,395	32,690	NA	2.9%
Providence MSA	NA	28,231	32,100	NA	2.6%
Providence County	NA	25,159	28,819	NA	2.8%
Kent County	NA	30,344	34,749	NA	2.7%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
2012 Age Distribution (%)
USA	19.6	27.4	27.1	16.6	9.2
Rhode Island	17.1	27.5	27.6	17.3	10.6
Providence MSA	17.4	26.8	28.1	17.3	10.5
Providence County	17.7	29.7	26.9	15.6	10.1
Kent County	16.5	23.1	29.9	19.1	11.5

	Less Than	$25,000 to	$50,000 to
	25,000	50,000	100,000	$100,000+
2012 HH Income Dist. (%)
USA	24.7	25.1	29.9	20.3
Rhode Island	24.1	22.4	31.0	22.5
Providence MSA	23.9	22.4	30.9	22.8
Providence County	28.5	23.8	29.2	18.4
Kent County	17.8	23.2	35.7	23.2

Source:  SNL Financial

II.7

Table 2.1 also provides data concerning household and per capita income levels, which are important indicators of a market area’s health and attractiveness in terms of housing and economic activity.  The 2012 median household incomes ranged from $46,859 in Providence County to $58,424 in Kent County, with the lower figure for Providence County indicative of the generally lower incomes prevalent in urbanized areas in comparison to the suburban Kent County.  The state and MSA average for median household income was slightly higher than the national average, given the state’s position in the densely populated northeast corridor.  Per capita incomes generally tracked the household income data, with Providence County recording the lowest per capita income of all comparative areas.  Household income distribution patterns shown in Table 2.1 also provide support for earlier statements regarding the nature of the Bank’s market as approximately 48% of Providence County households had income levels in excess of $50,000 annually in 2012 while the ratio was 59% for the Kent County and 54% for the state average.

Summary of Local Economy

Rhode Island’s historical economy was based on industries such as textiles, jewelry, silverware, metals/machinery and footwear/rubber products.  The access to the Atlantic Ocean and location along the east coast resulted in establishment of military bases and other military-related industries and employment.  Similar to many areas all across the county, in the past century manufacturing and other labor intensive industries have declined in Rhode Island and been replaced by a more service-oriented economy.  Presently, Rhode Island’s economy includes large private companies in the health care, financial services, marine products, defense and manufacturing sectors.  Notable firms headquartered in Rhode Island include CVS Pharmacy, Textron, Hasbro and Amica Insurance.  Other companies that maintain large divisions in Rhode Island include Fidelity Investments, Metlife Insurance and General Dynamics.  Rhode Island is also a center of higher education, with Brown University, the University of Rhode Island, Johnson & Wales and Bryant University.  The U.S. Navy has had a significant presence in the Newport area, through the Naval Station Newport and the Naval Undersea Warfare Center.  Government and non-profit community service agencies employ significant numbers of workers, and the tourism industry serves visitors from all over the world.  The employment base is relatively diversified such that loss of employment in one sector would not have a material impact on the overall employment situation.  Rhode Island’s largest employers, including the approximate number of employees, are provided in Table 2.2.

II.8

Table 2.2

Coastway Community Bank

Rhode Island Largest Employers

Employees
Company/Institution	(#)

Rhode Island State Government	14,904
Lifespan	11,869
US Government	11,581
Roman Catholic Diocese of Providence	6,200
Care New England	5,953
CVS Corp	5,800
Citizens Financial Group, Inc.	4,991
Brown University	4,800
Stop & Shop Supermarket Co., Inc.	3,632
Bank of America	3,500
Fidelity Investments	2,934
Rhode Island ARC	2,851
Metlife Insurance Co.	2,604
General Dynamics Corp.	2,243
University of Rhode Island	2,155

Source: Rhode Island Economic Development Corp., 2011

Major Market Area Employment Sectors

Employment data, presented in Table 2.3 below, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Rhode Island and the two Providence MSA counties, comprising approximately 30% of total employment.  Healthcare, at approximately 15% for the state and two counties, is the second largest employment sector.  Another large component of the economy of the market area is government employment, reflecting the location of the state capitol and the military bases previously mentioned.  Wholesale and retail trade, at approximately 12%, is the third largest employment sector.  Manufacturing employment was relatively similar in both market area counties, and was less than 10% of total employment, reflecting the overall decline of this historically important and significant employment sector.  Finance, insurance and real estate employment was highest in Kent County, indicative of the higher incomes and more recent population growth in that county when compared to the older, more developed Providence

II.9

County.  This data indicates that the Bank’s market area has a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the regional economy.  This diversification provides a level of stability that is a positive factor for financial institutions such as Coastway.  Additional employment data by sector is included in Exhibit II-4.

Table 2.3

Coastway Community Bank

Primary Market Area Employment Sectors

(Percent of Labor Force)

	Rhode	Providence	Kent
Employment Sector	Island	County	County
	(% of Total Employment)

Services	29.2%	30.1%	26.0%
Healthcare	14.9%	16.9%	14.0%
Government	12.3%	10.9%	9.2%
Wholesale/Retail Trade	12.5%	11.6%	13.4%
Finance/Insurance/Real Estate	10.3%	10.2%	12.2%
Manufacturing	7.2%	7.0%	7.3%
Construction	4.6%	4.4%	4.9%
Information	2.0%	2.3%	1.8%
Transportation/Utility	2.3%	2.2%	3.5%
Agriculture	0.3%	0.1%	0.2%
Other	4.6%	4.3%	7.5%
	100.0%	100.0%	100.0%

Source: Bureau of Economic Analysis, 2011

Unemployment Data

Table 2.4 below provides recent unemployment data for the Bank’s market area, which provides an additional indication of the economic and demographic health of the primary market area.  Indicative of the somewhat less favorable economic conditions in the state and modest growth opportunities, the unemployment rate in Rhode Island at 8.5% was well above the national average of 7.6% as of June 2013.  The unemployment rates of both Providence and Kent counties were also above the national average.  However, the data also indicates that similar to national and statewide trends, the unemployment rates in both market area counties

II.10

decreased over the most recent 12 month period.  Kent County reported the lowest unemployment rate in the market area served, and an unemployment rate lower than the state average but higher than the national average.  Providence County reported the highest unemployment rate, significantly above the state average.  This data is an unfavorable statistic for financial institutions such as Coastway that depend on a strong local economy for attracting and maintaining customer deposits and loans.  The higher unemployment rates are more significant due to the slow population growth, which indicates that job growth is relatively low.

Table 2.4

Coastway Community Bank

Unemployment Trends

	June 2012	June 2013
Region	Unemployment	Unemployment

USA	8.2%	7.6%
Rhode Island	10.3%	8.5%
Providence County	11.5%	9.5%
Kent County	9.7%	7.7%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions for the State of Rhode Island and the Bank’s market area from June 30, 2010 to June 30, 2012 (Coastway converted from a credit union to a savings institution on July 1, 2009, and thus no directly comparable historical deposit data is available prior to that date).  Deposit growth trends are important indicators of a market area’s current and future prospect’s for growth.  As shown in Table 2.5, Rhode Island’s deposits increased at an annual rate of 6.2% over the two year time period, with commercial banks increasing deposits at a strong annual rate of 8.9%, while savings and loan associations experienced an annualized decline of 17.5%.  As of June 30, 2012 commercial banks held a market share of 93.0% of total bank and thrift deposits in the state of Rhode Island.

II.11

Table 2.5

Coastway Community Bank

Deposit Summary

	As of June 30,
	2010			2012			Deposit
		Market	No. of		Market	No. of	Growth Rate
	Deposits	Share	Branches	Deposits	Share	Branches	2010-2012
			(Dollars in Thousands)				(%)

Rhode Island	$39,828,043	100.0%	259	$44,916,379	100.0%	259	6.2%
Commercial Banks	35,204,453	88.4%	177	41,769,663	93.0%	215	8.9%
Savings Institutions	4,623,590	11.6%	82	3,146,716	7.0%	44	-17.5%

Providence County	$27,442,922	100.0%	141	$32,501,164	100.0%	143	8.8%
Commercial Banks	25,543,872	93.1%	103	31,520,467	97.0%	129	11.1%
Savings Institutions	1,899,050	6.9%	38	980,697	3.0%	14	-28.1%
Coastway Community	134,888	0.5%	7	149,436	0.5%	7	5.3%

Kent County	$7,468,588	100.0%	45	$7,057,380	100.0%	44	-2.8%
Commercial Banks	6,265,432	83.9%	29	6,135,117	86.9%	34	-1.0%
Savings Institutions	1,203,156	16.1%	16	922,263	13.1%	10	-12.4%
Coastway Community	141,755	1.9%	2	151,069	2.1%	2	3.2%

The table indicates that deposit growth in Providence County, the location of the Bank’s headquarters office and the majority of the deposit base, was 8.8% annually from June 30, 2010 to June 30, 2012, exceeding the growth rate of the state.  Similar to the statewide trends, commercial banks recorded higher growth in deposits over the two year period, while savings institutions reported declines.  Commercial banks also held a higher market share position of bank and thrift deposits in Providence County, 97.0%, as of June 30, 2012, compared to the statewide average.  In Kent County, bank and thrift deposits experienced declines in both commercial banks and savings institutions. Savings institutions held a higher market share of deposits in Kent County, at 13.1%, than in Providence County.

As of June 30, 2012, Coastway maintained a relatively modest 0.5% deposit market share in Providence County and 2.1% in Kent County, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible.  Over the two year period shown, Coastway recorded growth in deposits in both counties, with the Bank’s growth in Kent County higher than the county-wide growth rate.  It is important to note that Coastway’s growth capabilities were limited through July 1, 2012 due to a regulatory restriction and regulatory capital limit that was imposed for a three year period after completion of the charter conversion in 2009.  Subsequent to the expiration of this limit on July 1, 2012, the

II.12

Bank has been able to noticeably increase deposits.

Competition

The competitive environment for financial institution products and services on a national, regional and local level can be expected to become even more competitive in the future.  Consolidation in the banking and thrift industries provides economies of scale to the larger institutions, while the increased presence of investment options provides consumers with attractive investment alternatives to financial institutions.  The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with financial institutions that primarily have a local, regional or national presence.  Securities firms and mutual funds also represent major sources of competition in raising deposits.  In many cases, these competitors are also seeking to provide some or all of the community-oriented services as the Bank.  With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services.  In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions.

From a competitive standpoint, the Bank benefits from its status of a locally-owned financial institution, longstanding customer relationships, and continued efforts to offer competitive products and services.  However, competitive pressures will also likely continue to build as the financial services industry continues to consolidate and as additional non-bank investment options for consumers become available.  Table 2.6 lists the Bank’s largest competitors in the two counties currently served by its branches, based on deposit market share as noted.  The proceeds from the proposed stock offering will enhance the Bank’s competitiveness by providing increased operating flexibility, including potential branching, focus on cross-selling and marketing and potential acquisition.

II.13

Table 2.6

Coastway Community Bank

Market Area Deposit Competitors

Location	Name	Market Share	Rank
Providence County, RI	Bank of America Corp. (NC)	65.71%
	RBS	22.20%
	Santander	4.21%
	Brookline Bancorp, Inc. (MA)	2.72%
	Lazares & Co. LLC	1.50%
	Washington Trust Bancorp, Inc.	0.95%
	Webster Financial Corp. (CT)	0.69%
	Coastway Community Bank	0.46%	8 out of 17

Kent County, RI	RBS	33.59%
	Centreville Savings Bank	19.75%
	Bank of America	8.59%
	Santander	8.24%
	Brookline Bancorp, Inc. (MA)	7.50%
	Washington Trust Bancorp, Inc.	5.95%
	Coastway Community Bank	5.02%	7 out of 14

Source: SNL Financial

II.14

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Coastway’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines.  The basis of the pro forma market valuation of Coastway is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group.  Since no Peer Group can be exactly comparable to Coastway, key areas examined for differences are:  financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines.  Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions.  Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value.  We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history.  A recent listing of the universe of all publicly-traded banks is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics.  There are approximately 110 fully converted savings institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics.  To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences.  Since Coastway will be a fully public company upon completion of the offering, we considered only fully public companies to be

III.1

viable candidates for inclusion in the Peer Group.  From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of Coastway.  In the selection process, we applied two “screens” to the universe of all public companies that were eligible for consideration:

•                                          Screen:  New England institutions with assets less than $1 billion and have fully converted for at least one year.  Seven companies met the criteria for the screen and were included in the Peer Group.

•                                          Screen:  New Jersey and Eastern Pennsylvania institutions with assets less than $1 billion and have fully converted for at least one year.  Three companies met the criteria for the screen and were included in the Peer Group.

Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group.  Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.  While there are expectedly some differences between the Peer Group companies and Coastway, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments.  The following sections present a comparison of Coastway’s financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key comparable characteristics of each of the Peer Group companies relative to Peer Group as a whole is detailed below.

•                                          Alliance Bancorp, Inc. of Broomall, PA (“ALLB”).  Alliance, with a branch office network of nine branches, maintains lower loans/assets but higher deposits/assets ratios as the Peer Group as a whole.  It also maintained the highest balance of cash and equivalents among the Peer Group, significantly higher than the Peer Group average.  Reporting the largest decrease in assets during the most recent 12 months, Alliance had the second highest tangible equity position of the Peer Group at the same time.  Alliance reported a higher level of net income than the Peer Group average, as well as a lower operating expense ratio than the average.  The loan portfolio was comprised of the lowest concentration of 1-4 family loans among the Peer Group, with a relatively high concentration in multi-family and commercial real estate loans.

•                                          BSB Bancorp, Inc. of Belmont, MA (“BLMT”).  BSB, the second largest Peer Group member in assets, operates from four offices.  It reported the third highest loans/assets ratio of the Peer Group members, and a comparable proportion of deposits as the funding base as the Peer Group average.  BSB recorded the smallest positive net income among the Peer Group, with both net interest income and non-interest income

III.2

Table 3.1

Peer Group of Publicly-Traded Thrifts

								As of
								August 9, 2013
				Total		Fiscal	Conv.	Stock	Market
Ticker	Financial Institution	Exchange	Primary Market	Assets (1)	Offices	Year	Date	Price	Value
								($)	($Mil)

SIFI	SI Financial Group, Inc. of CT	NASDAQ	Willimantic, CT	$949	21	31-Dec	01/11	$11.13	$113
BLMT	BSB Bancorp, Inc. of MA	NASDAQ	Belmont, MA	909	4	31-Dec	10/11	14.10	132
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	715	14	31-Dec	07/94	27.70	79
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	668	9	30-Jun	01/07	15.75	89
COBK	Colonial Financial Serv. of NJ	NASDAQ	Bridgeton, NJ	633	9	31-Dec	07/10	14.00	54
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	597	8	31-Dec	07/06	17.56	95
PEOP	Peoples Fed Bancshrs Inc of MA	NASDAQ	Brighton, MA	578	6	30-Sep	07/10	18.35	119
ALLB	Alliance Bancorp, Inc. of PA	NASDAQ	Broomall, PA	457	9	31-Dec	01/11	14.95	77
WEBK	Wellesley Bancorp, Inc. of MA	NASDAQ	Wellesley, MA	397	2	31-Dec	01/12	17.20	43
GTWN	Georgetown Bancorp, Inc. of MA	NASDAQ	Georgetown, MA	211	3	31-Dec	07/12	14.87	28

(1)  Most recent quarter end available.

Source:  SNL Financial, LC.

III.3

below the Peer Group average.  BSB reported the highest concentration of commercial real estate loans and consumer loans as a percent of assets.  BSB’s asset quality ratios were generally more favorable than the Peer Group average, although reserve coverage ratios were somewhat lower than peer averages.

•                                          Chicopee Bancorp, Inc. of Chicopee, MA (“CBNK”).  CBNK operates from a network of eight offices in Massachusetts, and Chicopee reported a higher loans/assets and a similar funding structure as the Peer Group on average.  The equity/assets ratio was above the Peer Group average.  Profitability was higher than the Peer Group average, supported by a higher net interest income ratio.  Operating expenses were also somewhat higher than the Peer Group.  Loan diversification was greatest in commercial business loans, the highest ratio among Peer Group members.  Investment in MBS was the lowest of all Peer Group members.  Asset quality ratios were more favorable than the Peer Group averages, including higher reserve coverage ratios.

•                                          Colonial Financial Services of Bridgeton, NJ (“COBK”).  COBK, operating from nine offices, reported the lowest loans/assets, the highest level of cash and investments/assets and the highest deposits/assets ratios of all Peer Group members.  The equity/assets ratio was also the lowest among the Peer Group.  Profitability was the lowest among the Peer Group, caused by the lowest net interest income ratio, the lowest yield-cost spread, and the highest loss due to real estate operations.  COBK reported modest diversification away from residential assets and a higher investment in MBS in relation to the Peer Group average, resulting in a lower risk-weighted assets-to-assets ratio.  Asset quality ratios were less favorable than the Peer Group, including the highest levels of non-performing assets and non-performing loans of all Peer Group members.  Reserve coverage ratios were the lowest of the Peer Group.

•                                          Georgetown Bancorp, Inc. of Georgetown, MA (“GTWN”).  Georgetown, the smallest Peer Group member, reported the highest loans/assets and the lowest deposits/assets ratios.  Borrowed funds were the highest of the Peer Group.  The equity/assets ratio was in line with the median of the Peer Group.  Profitability was supported by the highest net interest income ratio in the Peer Group, offset in part by the highest operating expense ratio.  Net non-operating gains also supported net income.  Georgetown maintained the highest reliance on 1-4 family loans in the asset base among the Peer Group, and also with considerable loan diversification in other loan types.  Asset quality ratios are generally more favorable than the Peer Group averages.

•                                          Hampden Bancorp, Inc. of Springfield, MA (“HBNK”).  HBNK, with a branch office network of nine branches, maintained lower loans/assets and deposits/assets ratios as the Peer Group as a whole, offset by higher borrowings.  Reporting a modest increase in assets and cash and investments during the most recent 12 months, HBNK’s tangible equity position remained below the Peer Group average.  Above average profitability was mainly related to lower levels of provisions.  HBNK reported the highest investment in MBS among the Peer Group, and relatively high loan portfolio concentrations in consumer loans.  Problem asset ratios were less favorable than the Peer Group averages, including lower reserve coverage ratios.

•                                          Peoples Federal Bancshares Inc. of Brighton, MA (“PEOP”)  PEOP, operating out of six offices in Massachusetts, reported the highest equity/assets ratio of the Peer Group and an balance sheet structure that is similar to the Peer Group averages.  Below average profitability was caused by lower levels of net interest income as well as non-interest income and higher operating expenses.  Loans were concentrated in residential and commercial assets, as there was modest diversification into other loan types.  Asset

III.4

quality ratios were the most favorable among the Peer Group, with the lowest levels of non-performing assets and the highest levels of loan loss reserves.

•                                          SI Financial Group, Inc. of Willimantic, CT (“SIFI”).  The largest Peer Group member, SIFI operates from 21 office locations.  SIFI reported slightly below average loan/assets and deposit/assets ratios, and was the only Peer Group member with subordinated debt.  Assets declined slightly over the past 12 months.  A small net loss was caused by lower net interest income and higher operating expenses than the Peer Group average.  The lower net interest income was evident in the low yield-cost spread.  SIFI maintained a more highly diversified loan portfolio with lower concentration in 1-4 family loans, and higher levels of commercial real estate and commercial business loans than average.  Income diversification was evident in the highest loans serviced for others portfolio of all Peer Group members.  Asset quality ratios were more favorable than the Peer Group average, although reserve coverage ratios were modestly lower.

•                                          TF Financial Cop. Of Newtown, PA (“THRD”).  THRD, the third largest Peer Group member, operates 14 branch offices.  It maintained a comparable balance sheet structure to the Peer Group average, but with a somewhat lower level of equity.  Profitability was the highest among the Peer Group, induced by the highest levels of net interest income and non-interest income, along with lower operating expenses.  Loans were concentrated in residential assets, as there was little diversification into other loan types.  THRD also maintained a significant loans serviced for others portfolio.  The asset quality ratios were generally in line with the Peer Group averages.

•                                          Wellesley Bancorp, Inc. of Wellesley, MA (“WEBK”).  WEBK, the second smallest Peer Group member, operates the smallest branch network of only two branch offices.  Operating with the second highest loans/assets ratio and a higher than average level of borrowings, WEBK experienced the largest growth in assets and loans over the past 12 months, accompanied also by the largest increase in borrowings.  Above average profitability was a result of relatively higher net interest income and lower operating expense ratios, offset in part by lower non-interest income.  WEBK maintains a much higher level of construction and land development loans than the Peer Group on average.  Asset quality ratios were more favorable than the Peer Group average.

In aggregate, the Peer Group companies maintained a higher level of equity as the industry average (13.99% of assets versus 13.16% for all public companies), but recorded a lower level of profitability as a percent of average assets (0.37% ROAA versus 0.56% for all public companies), as well as a less favorable ROE (2.66% ROE versus 4.37% for all public companies).  The Peer Group’s average P/B ratio was lower than the Peer Group average, while the average P/E multiple was above the respective average for all publicly-traded thrifts.

III.5

	All Fully-Conv.
	Publicly-Traded		Peer Group

Financial Characteristics (Averages)
Assets ($Mil)	$2,489		$611
Market capitalization ($Mil)	$341		$83
Equity/assets (%)	13.16%		13.99%
Return on average assets (%)	0.56%		0.37%
Return on average equity (%)	4.37%		2.66%

Pricing Ratios (Averages)(1)
Price/earnings (x)	18.71	x	24.96	x
Price/book (%)	103.20%		96.60%
Price/assets (%)	13.24%		13.66%

(1)  Based on market prices as of August 9, 2013.

Ideally, the Peer Group companies would be comparable to Coastway in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies.  However, in general, the companies selected for the Peer Group were fairly comparable to Coastway, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Coastway and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above.  The Bank’s ratios reflect balances as of June 30, 2013, while the Peer Group’s ratios reflect balances as of the latest available data as of June 30, 2013 or March 31, 2013.  Coastway’s equity-to-assets ratio of 7.34% was lower than the Peer Group’s average equity ratio of 13.98%.  The Bank’s pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity-to-assets ratio that will be more in line with the Peer Group’s ratio.  Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 7.34% and 13.88%, respectively.  The increase in Coastway’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs.  At the same time, the Bank’s higher pro forma capitalization will initially depress return on equity.  Both Coastway’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank’s ratios currently lower than the Peer Group’s ratios.  On a pro forma basis, the Bank’s regulatory surpluses will become more significant.

III.6

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2013

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Coastway Community Bank of RI
June 30, 2013		2.62	0.72	0.00	87.36	87.82	3.73	0.00	7.34	0.00	7.34	10.61	27.00	10.10	10.80	19.12	3.72	3.72	7.69	9.71	10.19

All Public Companies
Averages		6.50	21.20	1.80	66.00	74.90	10.10	0.40	13.50	0.80	12.70	3.57	-0.31	4.63	4.22	-4.40	3.15	2.51	12.93	12.75	22.48
Medians		5.20	17.70	1.90	67.30	75.90	8.40	0.00	12.80	0.00	11.60	0.25	-4.03	2.50	0.78	-5.27	0.90	1.06	11.84	11.75	20.78

Comparable Group
Averages		7.04	15.89	2.12	72.28	76.88	8.01	0.09	13.98	0.10	13.88	5.39	-7.72	9.63	5.78	9.54	3.98	4.00	10.34	10.34	19.57
Medians		6.20	11.15	2.30	74.95	76.20	7.65	0.00	13.60	0.00	13.55	3.18	-6.79	4.33	3.51	2.84	-1.85	-1.89	10.34	10.34	19.57

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA(1)	23.90	9.70	2.70	60.50	80.60	0.60	0.00	17.40	0.00	17.40	-5.48	-10.65	-0.11	-5.89	-6.27	-3.86	-3.86	NA	NA	NA
BLMT	BSB Bancorp, Inc. of MA	6.10	10.60	1.40	80.30	76.50	8.00	0.00	14.10	0.00	14.10	20.35	10.58	22.95	29.34	-4.48	-3.19	-3.19	NA	NA	NA
CBNK	Chicopee Bancorp, Inc. of MA	6.80	11.70	2.30	76.50	78.50	6.20	0.00	15.20	0.00	15.20	-1.31	-7.63	0.48	3.05	-39.92	2.77	2.77	NA	NA	NA
COBK	Colonial Financial Serv. of NJ(1)	1.00	46.30	2.30	47.00	87.60	1.30	0.00	10.70	0.00	10.70	-0.90	-4.28	1.08	-1.59	NM	-4.89	-4.89	9.93	9.93	20.36
GTWN	Georgetown Bancorp, Inc. of MA(1)	2.30	6.30	1.30	87.10	69.40	14.70	0.00	14.40	0.00	14.40	2.71	-55.01	17.56	-5.55	21.83	48.60	48.60	NA	NA	NA
HBNK	Hampden Bancorp, Inc. of MA(1)	6.90	22.30	2.50	65.90	71.60	14.30	0.00	13.00	0.00	13.00	9.24	11.76	8.90	9.79	18.36	-0.80	-0.80	NA	NA	NA
PEOP	Peoples Fed Bancshrs Inc of MA(1)	9.80	7.10	3.40	77.60	74.10	5.70	0.00	18.70	0.00	18.70	3.65	-6.11	6.55	3.96	37.50	-4.57	-4.57	NA	NA	NA
SIFI	SI Financial Group, Inc. of CT	4.10	20.90	1.00	70.70	74.70	9.80	0.90	13.10	0.40	12.70	-0.88	-7.47	1.75	-0.79	0.00	-2.90	-2.97	NA	NA	NA
THRD	TF Fin. Corp. of Newtown PA	6.30	14.40	2.70	73.40	79.90	7.30	0.00	11.70	0.60	11.10	4.29	14.32	2.10	4.46	2.84	4.18	4.42	10.74	10.74	18.77
WEBK	Wellesley Bancorp, Inc. of MA	3.20	9.60	1.60	83.80	75.90	12.20	0.00	11.50	0.00	11.50	22.21	-22.75	34.99	21.01	55.97	4.49	4.49	NA	NA	NA

(1)  Financial information as of March 31, 2013.

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

III.7

The interest-earning asset compositions for the Bank and the Peer Group were similar, with loans constituting the bulk of interest-earning assets for both.  The Bank’s loans-to-assets ratio of 87.36% was much higher than the comparable Peer Group ratio of 72.28%.  Comparatively, the Bank’s cash-to-assets ratio of 2.62% was much lower than the ratio for the Peer Group of 7.04%.  Coastway reported investment securities of 0.72% (FHLB stock) and no investments in BOLI, compared to a combined ratio of 18.01% for the Peer Group.  Overall, Coastway’s earning assets amounted to 90.70% of assets, which was noticeably lower than the comparable Peer Group ratio of 97.33%, primarily due to the higher level of fixed assets maintained by the Bank.

Coastway’s funding liabilities reflected a funding strategy that relied more on deposits than the Peer Group’s funding composition.  The Bank’s deposits equaled 87.82% of assets, which was above the Peer Group’s ratio of 76.88%.  Comparatively, the Bank maintained a lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 3.73% and 8.01% for Coastway and the Peer Group, respectively.

Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.5% and 85.0%, respectively.  Following the increase in equity provided by the net proceeds of the stock offering, the Bank’s ratio of interest-bearing liabilities as a percent of assets will likely be more in line with the Peer Group’s ratio.  A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio.  Presently, the Bank’s IEA/IBL ratio is lower than the Peer Group’s ratio, based on IEA/IBL ratios of 98.4% and 114.5%, respectively.  The additional equity realized from stock proceeds will serve to strengthen Coastway’s IEA/IBL ratio in comparison to the Peer Group ratio, as the increase in equity provided by the infusion of stock proceeds will lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, with growth rates for Coastway based on annual growth rates for the 18 months ended June 30, 2013, while the Peer Group’s growth rates are based on 12 months ended March 31, 2013 or latest period available.  Coastway recorded annualized asset growth of 10.61% over that time period, higher than the Peer Group’s asset growth of 5.39%. The increase in the Bank’s assets was funneled into largely into cash and equivalents, which increased at a high level of 27.00% and loans receivable, which increased at an annual rate of 10.10%.  The asset growth for the Peer Group was evident in the higher loan growth but a decrease in cash/investments.  Funding of Coastway’s growth was obtained from an annual deposit

III.8

increase of 10.80%, while borrowings also increased by a rate of 19.12%.  The Peer Group recorded smaller increases in both deposits and borrowings as a funding base.

Reflecting the recent levels of net income, the Bank’s equity increased at a 3.72% annual rate, versus a larger 3.98% increase in equity balances for the Peer Group.  The increase in equity realized from stock proceeds will likely depress the Bank’s equity growth rate initially following the stock offering.  Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank’s equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank and the Peer Group, with the income ratios based on earnings for the 12 months ended June 30, 2013 for the Bank and last 12 months for the most recent quarter ended for the Peer Group.  Coastway reported net income of 0.27% of average assets for the 12 months ended June 30, 2013, lower than the average net income of 0.37% of average assets for the Peer Group.  A higher level of net operating expenses accounted for the Bank’s less favorable reported results, despite of the Bank’s higher levels of gains on sale and non-interest income.  Most of the key income statement ratios for Coastway were affected by the material level of mortgage banking operations conducted by the Bank, making such comparisons to the Peer Group somewhat less meaningful.

The Bank’s net interest income ratio was equal to the Peer Group’s ratio (3.04% of average assets), as both interest income and interest expense figures were very similar for both, indicating that the base bank-level earning assets and costing liabilities of Coastway provide similar economic benefit as the Peer Group.  Coastway’s overall yield earned on interest-earning assets (4.25%) was somewhat higher than the 3.96% ratio for the Peer Group, while the Bank’s cost of funds also was higher (1.02% versus 0.85% for the Peer Group).

In another key area of core earnings strength, the Bank reported an elevated ratio of operating expenses, 4.35% of average assets versus the Peer Group (2.84% of average assets), primarily due to the Bank’s mortgage banking operations.  Also as a result of the mortgage banking operations, Coastway maintained a comparatively lower number of employees relative to its asset size.  Assets per full time equivalent employee equaled $2.6 million for the Bank versus a comparable measure of $5.8 million for the Peer Group.  On a

III.9

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2013

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
						Loss	NII				Total								MEMO:	MEMO:
		Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
		Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		(%)
Coastway Community Bank of RI
June 30, 2013		0.27	3.79	0.75	3.04	0.21	2.83	0.00	0.00	0.93	0.93	4.35	0.00	1.04	0.00	4.25	1.02	3.23	2,619	41.98

All Public Companies
Averages		0.57	3.84	0.80	3.04	0.28	2.76	0.05	-0.06	0.42	0.40	3.03	0.02	0.74	0.00	4.11	0.95	3.16	5,731	30.87
Medians		0.61	3.84	0.77	3.05	0.19	2.85	0.00	-0.02	0.63	0.59	2.75	0.00	0.12	0.00	4.07	0.91	3.15	4,852	31.68

Comparable Group
Averages		0.37	3.76	0.72	3.04	0.23	2.81	0.02	-0.05	0.49	0.47	2.84	0.00	0.12	0.00	3.96	0.85	3.10	5,842	34.96
Medians		0.49	3.75	0.71	2.99	0.17	2.90	0.01	0.00	0.41	0.41	2.74	0.00	0.06	0.00	3.97	0.83	3.06	4,765	37.63

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA(1)	0.52	3.64	0.64	3.00	0.20	2.80	0.00	0.00	0.34	0.34	2.48	0.00	-0.17	0.00	3.89	0.79	3.10	4,765	27.37
BLMT	BSB Bancorp, Inc. of MA	0.17	3.39	0.61	2.78	0.22	2.56	0.07	0.00	0.17	0.25	2.79	0.00	0.24	0.00	3.50	0.73	2.77	7,974	37.57
CBNK	Chicopee Bancorp, Inc. of MA	0.49	3.98	0.82	3.16	0.07	3.09	0.03	-0.03	0.63	0.63	3.01	0.00	-0.03	0.00	4.20	0.97	3.23	4,700	20.58
COBK	Colonial Financial Serv. of NJ(1)	-0.24	3.27	0.80	2.46	0.84	1.62	0.00	-0.32	0.90	0.58	2.66	0.00	0.02	0.00	3.45	0.90	2.55	5,809	44.87
GTWN	Georgetown Bancorp, Inc. of MA(1)	0.48	4.23	0.70	3.53	0.11	3.43	0.03	0.02	0.24	0.29	3.74	0.00	0.79	0.00	4.43	0.82	3.61	4,064	37.68
HBNK	Hampden Bancorp, Inc. of MA(1)	0.51	3.85	0.88	2.97	0.05	2.92	0.00	0.00	0.48	0.48	2.73	0.00	0.17	0.00	4.05	1.03	3.02	NM	38.66
PEOP	Peoples Fed Bancshrs Inc of MA(1)	0.26	3.50	0.54	2.96	0.09	2.87	0.01	0.00	0.29	0.29	2.51	0.00	0.05	0.00	3.70	0.68	3.02	7,711	63.60
SIFI	SI Financial Group, Inc. of CT	-0.01	3.63	0.94	2.69	0.23	2.46	0.05	-0.03	0.80	0.82	3.24	0.00	0.07	0.00	3.79	1.11	2.68	3,889	13.61
THRD	TF Fin. Corp. of Newtown PA	0.85	4.00	0.58	3.42	0.32	3.10	0.00	-0.09	0.84	0.75	2.74	0.00	-0.08	0.00	4.26	0.67	3.60	4,440	27.71
WEBK	Wellesley Bancorp, Inc. of MA	0.65	4.13	0.72	3.41	0.14	3.27	0.00	0.00	0.22	0.22	2.53	0.00	0.09	0.00	4.28	0.83	3.46	9,227	37.93

(1)  As of March 31, 2013

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

III.10

post-offering basis, the Bank’s operating expenses can be expected to further increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses.  At the same time, Coastway’s capacity to leverage operating expenses will be enhanced following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income (Inclusive of mortgage banking income) and operating expenses provide considerable insight into a bank’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities.  In this regard, as measured by their expense coverage ratios (net interest income, including mortgage banking operations divided by operating expenses), the Bank’s earnings were modestly less favorable than the Peer Group’s, based on respective expense coverage ratios of 0.97x for Coastway and 1.07x for the Peer Group.  A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a higher contribution to Coastway’s earnings compared to the Peer Group, indicating a favorable comparison to the Peer Group as such income provides diversification away from net interest income.  Non-interest operating income equaled 0.93% and 0.47% of Coastway’s and the Peer Group’s average assets, respectively.  Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Coastway’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income, including mortgage banking income) of 84.5% was modestly less favorable than the Peer Group’s efficiency ratio of 77.8%.

Loan loss provisions had a similar impact on the Bank’s and Peer Group’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.21% and 0.23% of average assets, respectively.  The impact of loan loss provisions on the Bank’s and the Peer Group’s earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of the relatively modest asset quality factors facing the Bank and the Peer Group.

For the 12 months ended June 30, 2013, the Bank reported net non-operating income equal to 0.14% of average assets, while the Peer Group reported, on average, 0.12% of average assets of net non-operating gains.  Non-operating items for the Bank reflected the

III.11

writedown of property held for sale.  Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations.  Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution.  However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.  Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

On average, the Peer Group reported an average effective tax rate of 35.0%, while Coastway reported an effective tax rate of 42.0%. As indicated in the prospectus, the Bank’s effective marginal tax rate is assumed to equal 39.5% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions (including any investment in MBS).  The Bank’s loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans than maintained by the Peer Group (50.70% of assets versus 38.66 for the Peer Group).  The Bank reported no investments in MBS, while the Peer Group reported an MBS investment at 7.64% of assets on average.  Coastway maintained a lower percent of loan serviced for others of assets and $391,000 of servicing intangibles, indicating a lower dependence on loan servicing income than the Peer Group.

Diversification into higher risk and higher yielding types of lending was slightly higher for the Coastway, as the Bank reported total loans other than 1-4 family and MBS of 36.54% of assets, versus 34.89% for the Peer Group, a result of the Bank’s higher overall loans/assets ratio in comparison to the Peer Group.  Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (32.24% of assets), followed by commercial business loans (2.21% of assets).  The Peer Group’s lending diversification consisted primarily also of commercial real estate/multi-family loans (23.43% of assets), followed by commercial business loans (4.96% of assets).  The relative concentration of assets in loans and diversification into higher risk types of loans by the Bank translated into a higher risk weighted assets-to-assets ratio for the Bank (76.33%) than the Peer Group (64.68%).

III.12

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of June 30, 2013

		Portfolio Composition as a Percent of Assets
			1-4	Constr.	5+Unit	Commerc.		RWA/	Serviced	Servicing
Institution		MBS	Family	& Land	Comm RE	Business	Consumer	Assets	For Others	Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)

Coastway Community Bank of RI		0.00	50.70	1.59	32.24	2.21	0.50	76.33	28,064	391

All Public Companies
Averages		12.50	32.82	2.99	23.90	4.22	1.72	62.80	1,410,071	13,093
Medians		10.82	31.02	2.23	22.51	3.11	0.33	62.50	30,750	258

Comparable Group
Averages		7.64	38.66	4.52	23.43	4.96	1.98	64.68	69,518	443
Medians		5.67	32.79	2.92	22.91	3.81	0.73	65.35	63,860	250

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA(1)	1.29	27.11	4.35	28.30	2.17	1.06	54.23	0	0
BLMT	BSB Bancorp, Inc. of MA	5.98	36.50	2.22	31.64	0.35	10.31	74.09	62,690	354
CBNK	Chicopee Bancorp, Inc. of MA	0.16	28.30	7.12	27.72	14.04	0.39	81.13	95,740	425
COBK	Colonial Financial Serv. of NJ(1)	14.20	27.68	1.08	14.80	3.39	0.20	51.73	0	0
GTWN	Georgetown Bancorp, Inc. of MA(1)	8.82	59.27	6.97	20.53	4.50	0.19	70.03	113,530	1,114
HBNK	Hampden Bancorp, Inc. of MA(1)	21.07	28.31	2.67	24.18	6.37	5.12	67.70	65,030	0
PEOP	Peoples Fed Bancshrs Inc of MA(1)	4.59	50.81	3.16	21.64	1.68	1.07	62.15	29,390	145
SIFI	SI Financial Group, Inc. of CT	10.34	29.07	0.97	28.14	12.17	1.15	53.57	198,850	1,335
THRD	TF Fin. Corp. of Newtown PA	5.36	53.64	1.59	17.70	0.73	0.25	62.99	129,900	1,053
WEBK	Wellesley Bancorp, Inc. of MA	4.63	45.94	15.06	19.60	4.22	0.07	69.15	50	0

(1)  As of March 31, 2013.

Source:       SNL Financial LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

III.13

Credit Risk

Based on a comparison of credit quality measures, the Bank’s credit risk exposure was considered to be generally higher than that of the Peer Group.  As shown in Table 3.5, the Bank’s foreclosed real estate/assets and non-performing assets/assets equaled 0.44% and 3.11%, respectively, versus comparable measures of 0.26% and 1.99% for the Peer Group.  At the same time, the Bank recorded a higher non-performing loans (non-accruing loans plus performing TDRs)/loans ratio than the Peer Group, at 3.52% and 2.70% respectively.  Coastway also maintained lower reserve coverage ratios, including loss reserves as a percent of total NPAs, which equaled 13.63% for the Bank versus 67.54% for the Peer Group.  Reflecting a more favorable ratio for the Peer Group, loss reserves maintained as percent of net loans receivable equaled 0.52% for the Bank versus 1.07% for the Peer Group.  Net loan charge-offs were modest for both the Peer Group and the Bank, based on ratios of 0.16% and 0.06% of net loans receivable, respectively.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group.  In terms of balance sheet composition, Coastway’s interest rate risk characteristics were considered to be less favorable than the Peer Group.  The Bank’s equity-to-assets and IEA/IBL ratios were lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Bank.  The Bank also reported a higher level of non-interest earning assets (due to the fixed asset investment for Coastway), which provides an indication of the earnings capabilities and interest rate risk of the balance sheet.  On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Coastway and the Peer Group.  The relative fluctuations in the Bank’s net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Coastway was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin.  The

III.14

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2013 or Most Recent Date Available

			NPAs &				Rsrves/
		REO/	90+Del/	NPLs/	Rsrves/	Rsrves/	NPAs &	Net Loan	NLCs/
Institution		Assets	Assets	Loans	Loans	NPLs	90+Del	Chargeoffs	Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Coastsway Community Bank of RI		0.44	3.11	3.52	0.52	15.89	13.63	480	0.16

All Public Companies
Averages		0.37	2.80	3.57	1.43	60.38	48.37	1,015	0.33
Medians		0.12	1.90	2.48	1.30	49.82	41.77	368	0.15

Comparable Group
Averages		0.26	1.99	2.70	1.07	75.39	67.54	168	0.06
Medians		0.09	1.64	1.69	0.94	56.08	49.76	123	0.02

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA(1)	0.54	NA	NA	NA	NA	NA	530	0.00
BLMT	BSB Bancorp, Inc. of MA	0.00	1.67	1.86	0.93	50.82	48.35	22	0.01
CBNK	Chicopee Bancorp, Inc. of MA	0.10	0.76	0.85	0.94	109.60	97.61	117	0.10
COBK	Colonial Financial Serv. of NJ(1)	0.85	5.84	10.48	1.35	12.91	11.03	109	0.15
GTWN	Georgetown Bancorp, Inc. of MA(1)	0.01	1.61	1.69	NA	55.55	51.16	129	0.00
HBNK	Hampden Bancorp, Inc. of MA(1)	0.18	2.21	2.99	NA	39.56	35.65	220	0.00
PEOP	Peoples Fed Bancshrs Inc of MA(1)	0.00	0.35	0.44	0.88	203.00	203.00	33	0.03
SIFI	SI Financial Group, Inc. of CT	0.08	1.27	1.64	0.89	56.61	51.96	376	0.22
THRD	TF Fin. Corp. of Newtown PA	0.86	2.24	1.68	1.30	75.06	41.52	146	0.11
WEBK	Wellesley Bancorp, Inc. of MA	0.00	NA	NA	1.19	NA	NA	0	0.00

(1)  As of March 31, 2013.

Source:       Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

III.15

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of June 30, 2013 or Most Recent Date Available

		Balance Sheet Measures
		Tangible		Non-Earn.
		Equity/	IEA/	Assets/	Quarterly Change in Net Interest Income
Institution		Assets	IBL	Assets	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
		(%)	(%)	(%)	(change in net interest income is annualized in basis points)

Coastway Community Bank of RI		7.2	98.4	10.0	-2	17	-33	-1	-4	-19

All Public Companies		12.5	108.2	6.1	0	-6	-3	-2	0	-4

Comparable Group
Average		13.9	112.1	4.8	-6	-8	-1	4	-9	-2
Median		13.6	112.2	5.0	-5	-8	-5	5	-9	-3

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA(1)	17.4	116.0	5.8	NA	1	-5	18	-13	-3
BLMT	BSB Bancorp, Inc. of MA	14.1	114.8	3.0	-5	-6	-4	19	-36	8
CBNK	Chicopee Bancorp, Inc. of MA	15.2	112.2	5.1	-6	1	8	6	4	5
COBK	Colonial Financial Serv. of NJ(1)	10.7	106.0	5.7	NA	-17	-9	7	-14	-8
GTWN	Georgetown Bancorp, Inc. of MA(1)	14.4	113.8	4.3	NA	-2	26	-6	-9	NA
HBNK	Hampden Bancorp, Inc. of MA(1)	13.0	110.7	4.9	NA	-13	-13	-12	-12	-4
PEOP	Peoples Fed Bancshrs Inc of MA(1)	18.7	118.4	5.4	NA	-16	-6	2	-5	-4
SIFI	SI Financial Group, Inc. of CT	12.7	112.2	4.3	-5	-9	3	4	-8	-1
THRD	TF Fin. Corp. of Newtown PA	11.1	107.7	6.0	-5	-22	-11	11	14	-19
WEBK	Wellesley Bancorp, Inc. of MA	11.5	109.6	3.4	-10	8	0	-13	-8	9

NA=Change is greater than 100 basis points during the quarter.

(1)  As of March 31, 2013.

Source:       SNL Financial LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

III.16

stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Coastway’s assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank.  Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint.  Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

III.17

IV.  VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank’s conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the Office of the Comptroller of the Currency and which are relied upon by the Federal Reserve Board, as well as the Rhode Island Department of Business Regulation and the Federal Deposit Insurance Corporation specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion.  Pursuant to this methodology:  (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences.  In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines.  Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques.  Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings.  It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock.  Throughout the conversion process, RP Financial will:  (1) review changes in Coastway’s operations and financial condition; (2) monitor Coastway’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor

IV.1

the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally.  If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any.  RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts.  Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Coastway’s value, or Coastway’s value alone.  To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III.  The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation.  Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform.  We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1.                                      Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness.  The similarities and differences in the Bank’s and the Peer Groups’ financial strengths are noted as follows:

IV.2

•                  Overall A/L Composition.  Loans funded by retail deposits were the primary components of both Coastway’s and the Peer Group’s balance sheets.  The Bank’s interest-earning asset composition exhibited a notably higher concentration of loans compared to the Peer Group, a favorable comparative factor.  In contrast, Coastway maintained a much larger investment in fixed assets than the Peer Group average, leading to a lower proportion of interest-earning assets/assets (“IEA”) than the Peer Group.  Diversification into higher risk and higher yielding types of loans such as commercial, construction and consumer loans was similar for both the Bank and the Peer Group, indicating a higher proportion of residential property secured loans in portfolio for Coastway.  In comparison to the Peer Group, the Bank’s interest-earning asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio.  Despite the higher yield on interest-earning assets, the Bank’s interest income as a percent of assets was essentially equal to the Peer Group ratio due to the lower IEA/assets ratio.

Coastway’s funding composition indicated a higher proportion of deposits and a lower proportion of borrowings than the comparable Peer Group ratios, a more favorable funding based.  Notwithstanding this funding structure, the Bank maintained a somewhat higher cost of funds than the Peer Group.  The Bank’s lower level of interest-earning assets and higher level of interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a higher IEA/IBL ratio for the Peer Group compared to the Bank.  After factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio will be more in line with the Peer Group’s ratio.  On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

•                  Credit Quality.  The Bank’s ratio of REO was modestly higher than the Peer Group average, while total NPAs as a percent of total assets was also higher than the comparable Peer Group average.  Loss reserves as a percent loans were lower for Coastway, while reserve coverage ratios were higher than the Peer Group.  Net loan charge-offs were higher for Coastway, while the Bank’s risk weighted assets-to-assets ratio was higher than the Peer Group.  Coastway reported a similar level of loan diversification into higher risk loans (construction/land, commercial real estate, commercial business) than the Peer Group.  The perceived credit risk in Coastway’s loan portfolio was deemed to be higher than the Peer Group based on asset quality ratios.  Overall, RP Financial concluded that credit quality was a moderately negative factor in our adjustment for financial condition.

•                  Balance Sheet Liquidity.  A result of the higher loans/assets ratio mentioned above, Coastway maintained a noticeably lower level of cash and investment securities relative to the Peer Group (3.34% of assets versus 29.5% for the Peer Group).  Coastway’s liquidity management process and sources of liquidity include the balance of loans held for sale on the balance sheet as a result of the mortgage banking operations.  Such funds totaled $19.1 million as of June 30, 2013, or 5.1% of assets.  The Bank’s mortgage banking operations place relatively greater liquidity demand on the Bank owning to the potentially significant fluctuations in the funding needs for this business line.  The Peer Group operates with a more traditional level of liquidity in line with industry averages.  Following the infusion of stock proceeds, the Bank’s cash and investments ratio will increase as the proceeds will be initially deployed into investments.  The Bank’s potential borrowing capacity was considered to be more favorable than the Peer Group given the lower level of borrowings

IV.3

currently maintained by Coastway.  Overall, RP Financial concluded that balance sheet liquidity was a slightly negative factor in our adjustment for financial condition.

•                  Funding Liabilities.  Coastway’s interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios.  Coastway’s funding costs were somewhat higher than the Peer Group average, indicating a modestly higher cost market area.  The Bank does not maintain balances of wholesale deposits such as brokered or internet deposits.  Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group’s ratio, which was attributable to Coastway’s lower equity position.  Following the stock offering, the increase in the Bank’s equity position should provide Coastway with a similar ratio of interest-bearing liabilities as a percent of assets.  Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

•                  Equity.  The Peer Group currently operates with a higher equity-to-assets ratio than the Bank.  Following the stock offering, Coastway’s pro forma equity position is expected to be slightly higher than the Peer Group’s equity-to-assets ratio.  The increase in the Bank’s pro forma capital position will result in a somwehat higher leverage potential for the Bank and reduce the level of interest-bearing liabilities utilized to fund assets.  At the same time, the Bank’s equity ratio will likely result in a lower ROE.  On balance, RP Financial concluded that equity strength was a slightly positive factor in our adjustment for financial condition.

On balance, Coastway’s pro forma financial condition was comparable to the Peer Group’s after considering the above factors and, thus, no valuation adjustment was applied for the Bank’s financial condition.

2.                                      Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings.  The major factors considered in the valuation are described below.

•                  Reported Earnings.  For the 12 months ended June 30, 2013, Coastway reported net income of $966,000 or 0.27% of average assets, versus average and median net income of 0.37% and 0.49% of average assets for the Peer Group.  Net interest income was similar for both the Bank and the Peer Group at 3.04% of average assets.  Coastway recorded higher levels of non-interest operating income, gains on the sale of loans, non-operating expense and operating expenses.  The Bank also reported higher funding costs than the Peer Group, along with a higher yield on earning assets.  The Bank’s income statement was notably impacted by the mortgage banking operations, which provided substantial levels of gains on sale, but also resulted in a high operating expense ratio.  The dependence on mortgage banking revenue represents a higher risk source that traditional net interest income and non-interest income sources.  Non-operating items had only a minimal impact on the Peer Group’s earnings (a gain of 0.12% of average assets), versus a net non-operating expense of 0.12% of average assets for Coastway.

IV.4

Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank’s bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company.  Loan loss provisions as a percent of average assets were similar for both.  On balance, RP Financial concluded that the Bank’s reported earnings were somewhat less favorable than the Peer Group’s earnings, resulting in a moderate downward factor in our adjustment for profitability, growth and viability of earnings.

•                  Core Earnings.  As noted above, Coastway’s income statement was minimally impacted by non-operating items, consisting of a 0.12% of average assets expense related to a write down on fixed assets held for sale.  The mortgage banking revenue was considered to be part of core earnings given the mortgage banking is a core business line for the Bank and a long-term strategic focus.  The Peer Group on average reported a minimal level of net non-operating income, on average.  In comparison to the Peer Group, the Bank operates with a similar net interest income ratio, a higher yield/cost spread, a higher operating expense ratio and a higher level of non-interest operating income.  Core net income for the 12 months ended June 30, 2013 approximated $1.25 million.  The Bank’s ratios for net interest income and operating expenses (inclusive of mortgage banking revenue) translated into an expense coverage ratio that was lower than the Peer Group’s ratio (equal to 0.97x for the Bank and 1.07x for the Peer Group).  Similarly, the Bank’s efficiency ratio of 84.47% was less favorable than the Peer Group’s efficiency ratio of 80.9%.  Total loan loss provisions had a similar impact on the Bank’s income statement, and as noted above, the current levels of NPAs and/or the reserve coverage ratios for the Bank will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred (in comparison to the Peer Group).

In addition, a substantial portion of the Bank’s revenue is generated through the mortgage banking operation.  We believe that investors would tend to place a lower valuation multiple on this business line reflecting various risk factors, including the reliance on key individuals to support the business line, susceptibility to competition, the potential impact of changes to the prevailing interest rate environment and economic conditions in the Bank’s market area, regionally and nationally, and volatility in earnings being among the most significant factors.  In addition, the income statement remains subject to additional loan loss provisions given the higher level of NPAs (and potential for loan chargeoffs) in comparison to the Peer Group.  For these reasons, we believe the Bank’s core profitability is deemed to be moderately less favorable than the Peer Group, on average.

Based on the above discussion, RP Financial concluded that a moderate downward adjustment for core earnings was warranted in our adjustment for profitability, growth and viability of earnings.

•                  Interest Rate Risk.  Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank’s net interest income ratios.  Other measures of interest rate risk, such as equity and IEA/IBL ratios were less favorable for Coastway compared to the Peer Group thereby indicating a higher dependence on the yield-cost spread to sustain net interest income.  On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be more in line with the Peer Group ratios, as well as enhance the stability of the Bank’s net interest income ratio through the reinvestment of stock

IV.5

proceeds into interest-earning assets.  On balance, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•                  Credit Risk.  Loan loss provisions were a similar factor in the Peer Group’s most recent 12 month earnings stream (0.23% of average assets versus 0.21% of average assets for Coastway).  In terms of future exposure to credit quality related losses, Coastway maintained a notably higher concentration of assets in loans, while the level of lending diversification into higher risk types of loans was similar for both.  The risk weighed assets-to-assets ratio was higher for the Bank.  Credit quality measures on balance were less favorable for Coastway in terms of NPA ratios and reserve coverage ratios, and net chargeoffs were higher for the Bank.  Taking these factors into consideration, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

•                  Earnings Growth Potential.  Coastway’s earnings growth potential can be separated into two distinct areas:  the base banking operations and the mortgage banking operations.  Regarding the base banking operations, Coastway maintained a somewhat higher interest rate spread and similar level of net interest income in comparison to the Peer Group which would tend to continue to lead to a similar net interest income ratio for the Bank going forward based on the current prevailing interest rate environment.  The infusion of stock proceeds will provide Coastway with slightly greater growth potential through leverage than currently maintained by the Peer Group.  As discussed previously, the mortgage banking operations are subject to a greater perceived level of fluctuation, given the impacts of market interest rates, the health of the housing sector in general, competitive factors and regulatory changes and oversight.  Thus, earnings growth potential of the mortgage banking operations, while potentially significant, also is subject to a greater level of uncertainty which investors will recognize.  Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

•                  Return on Equity.  For the most recent 12 month period, the Bank’s ROE on a core earnings basis is higher than the Peer Group’s ROE, based on the Bank’s lower current equity ratio.  Following the increase in equity that will be realized from the infusion of net stock proceeds into the Bank, Coastway’s pro forma ROE on a core earnings basis is projected to be lower than the Peer Group’s ratio.  Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Coastway’s pro forma core earnings strength was considered to be less favorable than the Peer Group and, thus, a moderate downward valuation adjustment was applied for profitability, growth and viability of earnings.

3.                                      Asset Growth

Coastway’s assets increased at an annual rate of 10.61% during the most recent 18 month period, while the Peer Group’s assets increased at a lower annual rate of 5.39% on average over the most recent 12 month period.  The Bank’s asset growth reflected a constant

IV.6

trend of growth recorded over the past three and one-half fiscal years in an effort to leverage the equity base and increase interest income and overall profitability.  Six of the 10 Peer Group companies reported increases in assets over the last 12 months, with loans receivable increasing, on average and cash and investments declining.  For Coastway, both loans and cash and investments increased.  On a pro forma basis, Coastway’s tangible equity-to-assets ratio is expected to modestly exceed the Peer Group’s tangible equity-to-assets ratio, indicating a moderate amount of additional leverage capacity for the Bank.  On balance, we concluded that a slight upward valuation adjustment was warranted for asset growth.

4.                                      Primary Market Area

The general condition of an institution’s market area has an impact on value as future success is in part dependent upon opportunities for profitable activities in the local markets served.  Coastway serves most of the state of Rhode Island through nine office locations in two counties.  The market area served is mainly urban and suburban in nature, with the city of Providence the primary population center.  The total population of the two county market area is 787,000, while the greater Providence metropolitan area contains a population of approximately 1.6 million.  Income levels are in general higher than national averages, reflecting the more developed market area in terms of population density typically found along the east coast of the United States.  The market area region has long experienced a modestly growing economy, with a historical dependence on manufacturing and government-related employment.  Similar to many areas of the country, the economy has shifted to a great extent to a service-based economy, including notable employment in health care, financial services, retailing, tourism and gambling.

In the most recent periods the Rhode Island economy has experienced to some degree the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the county.  In addition, key economic factors such as the unemployment rate, demographic trends such as population growth and income levels, all have underperformed the region and nation since the end of the office “recession” in 2009.  Rhode Island is one of two states that experienced a population decline since 2010, and also is projected to continue to lose population over the next five years.  Available census data indicates that the residents of Rhode Island have an overall higher median age than the nation as a whole, a less attractive demographic parameter for the lending function.  In addition, the unemployment rate in the state continues to be well above regional and national rates.  The limited economic and demographic performance of the Bank’s market area has resulted in an

IV.7

even more competitive banking environment in which the Bank competes against other community banks as well as institutions with a regional or national presence.

Comparative economic and demographic data for the Peer Group and the Bank is presented in Exhibit III-3.  The Peer Group companies also on balance operate in a mix of urban and suburban markets along the east-coast corridor, with seven of the Peer Group markets being in New England and the remaining three in the southern New Jersey/Eastern Pennsylvania market.  Thus, the markets served by the Peer Group companies, on average, reflect similar market areas in terms of economic and demographic characteristics.  The average headquarters county population base was similar for the Peer Group and the Bank.  Projected population growth in the headquarters county for the Peer Group was materially more favorable than the projected decline in population for Providence County in Rhode Island.  Per capita income levels were also notably higher for the Peer Group companies versus the Bank’s headquarters county figures.  The average and median deposit market shares maintained by the Peer Group companies were higher than the Bank’s market share of deposits in Providence County.  Finally, the unemployment rate was somewhat higher than the Peer Group average.  Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Coastway, while the growth potential in the markets served by the Peer Group companies was viewed to be more favorable.  On balance, we concluded that a moderate downward adjustment was appropriate for the Bank’s market area.

5.                                      Dividends

At this time the Bank has not established a dividend policy.  Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Seven of the 10 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.08% to 1.52%.  The average dividend yield on the stocks of the Peer Group institutions equaled 0.85% as of August 9, 2013.  As of August 9, 2013, 67% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 36.34%.  The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

IV.8

The Bank has not established a definitive dividend policy prior to converting.  The Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma capitalization.  On balance, we concluded that no adjustment was warranted for this factor.

6.                                      Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets.  All ten of the Peer Group members trade on the NASDAQ.  Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock.  The market capitalization of the Peer Group companies ranged from $28.1 million to $132.4 million as of August 9, 2013, with average and median market values of $82.8 million and $83.7 million, respectively.  The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.9 million to 10.1 million, with average and median shares outstanding of 5.3 million and 5.3 million, respectively.  The Bank’s stock offering is expected to have a pro forma market value and number of shares outstanding that will be below the average and median market values indicated for the Peer Group companies.  Like the Peer Group companies, Coastway’s stock is expected to be quoted on the NASDAQ Global Market following the stock offering.  Overall, we anticipate that the Bank’s public stock will have a less liquid trading market as the Peer Group companies on average given the fewer shares outstanding, lower market capitalization and lower float.  Therefore, we have concluded that a slight downward adjustment was necessary for this factor.

7.                                      Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Coastway (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history;  and (3) the acquisition market for thrift franchises in Rhode Island.  All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

IV.9

A.                                    The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations.  Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts.  In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general.  Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks.  Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters.  Completion of a tax deal between Congress and the White House sent stocks soaring at the start of 2013.  A December employment report that showed hiring remained steady further added to stock market gains in the first week of 2013.  Some favorable economic readings and solid fourth quarter earning posted by some “blue chip” stocks helped to sustain the positive trend in stocks into late-January, as the DJIA moved to its highest close since October 2007.  The DJIA closed above 14000 at the start of February, after jobs and manufacturing data indicated that the economy’s slow and stable recovery remained on track.  Profit taking pulled the DJIA below 14000 the next day of trading, which was followed by a narrow trading range for the broader stock market during the first full week of trading in February.  Merger activity helped to propel the DJIA to a fresh five-year high in mid-February, which was followed by a one-day selloff heading into late-February.  The selloff was prompted by inconclusive national election results in Italy and the increased likelihood of automatic U.S. government spending cuts kicking in.  Stocks rebounded at the end of February and continued to rally through mid-March, as the DJIA closed higher for ten consecutive sessions including eight consecutive record highs.  Some favorable reports on the economy and indications from the Federal Reserve that it would continue its bond buying program were factors that contributed to the rally.  The rally ended when global markets stumbled on news of a problematic bailout of Cyprus’s financial services sector.  Stocks were mixed heading into closing weeks of the first quarter, as investors reacted to the Federal Reserve’s reaffirmation of continued easy monetary policies and some blue chips reporting earnings that fell short of expectations.  Growing investor confidence in the U.S. economic recovery helped stocks to close out the first quarter on an upswing.

Stocks pulled back at the start of the second quarter of 2013, as investors reacted to disappointing readings for manufacturing and service sector activity in March and the weaker-

IV.10

than-expected jobs report for March.  The release of the Federal Reserve’s most recent policy meeting, which indicated that the Federal Reserve remained committed to easy monetary policy, fueled broader stock market gains heading into mid-April.  Mixed first quarter earnings reports and growing concerns of a global economic slowdown provided for an up and down stock market during the second half of April, while a rally in technology stocks lifted the Standard & Poor’s 500 Index (“S&P 500”) to record highs at the end of April.  The broader stock market rally continued during the first half of May, as the DJIA closed above 15000 for the first time and the S&P 500 closed at record highs for five consecutive sessions.  Factors contributing to the rally were some strong earnings reports coming out of the technology sector, the April employment report showing stronger-than-expected job growth, expectations that stocks would continue to benefit from the Federal Reserve’s stimulus policies and a reading on consumer sentiment rose to its highest level in nearly six years.  The broader stock market traded unevenly through the second half of May, as investors reacted to mixed signals from the Federal Reserve on how long its current monetary policy would continue.  After closing at a record high on May 28th, the DJIA began to pull back at the close of May as some strong economic reports pushed interest rates higher and further fueled the debate on when the Federal Reserve would scale back on its bond buying program.

The up and down stock market continued during the first week of June, as investors reacted to the latest economic data and the potential impact it would have on the Federal Reserve’s stimulus program.  After climbing for seven straight months, the longest winning streak since 2009, U.S. equities ran into stiff headwinds in early and mid-June, the last month of the second quarter.  Federal Reserve Chairman Ben Bernanke unnerved markets when he commented that the Fed might scale back its monthly asset purchases later this year, possibly ending them in mid-2014.  The program has helped keep interest rates low and sustain the momentum propelling stocks.  In addition, first-quarter U.S. economic growth was revised downward from earlier estimates, which also offered resistance to advancing share prices.  The stock markets responded by declining notably, with the DJIA declining by almost 5% from May 17, 2013 through June 24, 2013.  However, the more sluggish pace of economic growth helped calm investors’ fears that the Fed might reduce its ongoing asset-purchase program or begin raising short-term rates more quickly than anticipated.  Most areas of the economy measured were weaker than original estimates, with the exception of home construction and government activity.  One notable improvement was consumer sentiment, which edged up in June, as U.S. consumers have been benefiting from low inflation, which remains within the Fed’s comfort

IV.11

range.  For the remainder of June and through mid-July, stocks trended sharply upward, as economic indicators and comments made by Fed Chairman Bernanke continued to highlight that the economy remains on a path of moderate economic growth and that the Fed will not reduce its stimulus actions until it is clear such actions would not hurt the economic recovery.  In mid-July the S&P 500 again touched new highs, also supported by corporate earnings that largely continued to beat consensus earnings estimates.

The rally in the broader stock market continued during the first half of July 2013, as the DJIA closed at multiple new highs in mid-July.  Some favorable economic data and assurances from the Federal Reserve that it would continue its easy monetary policies were noteworthy factors that fueled the gains in the broader stock market.  The broader stock market traded in a narrow range during the second half of July, as investors digested some mixed second quarter earnings reports and awaited fresh data on the economy.   Economic data showing a pick-up in manufacturing activity and new unemployment claims hitting a five-year propelled the DJIA to a new record high at the beginning of August.  Following sluggish job growth reflected in the July employment report and lowered sales forecast by some retailer, stocks retreated heading into mid-August.

On August 9, 2013, the DJIA closed at 15425.51, an increase of 17.2% from one year ago and an increase of 17.7% year-to-date, and the NASDAQ Composite Index closed at 3660.11, an increase of 21.3% from one year ago and an increase of 21.3% year-to-date.  The S&P 500 closed at 1,691.42 on August 9, 2013, an increase of 20.6% from one year ago and an increase of 18.6% year-to-date.

The market for thrift stocks has also generally shown a positive trend in recent quarters.  News that a deal that was reached to avoid the “fiscal cliff” contributed to thrift stock gains at the start of 2013.  Thrift stocks traded in a narrow range through mid-January, as investors exercised caution ahead of the fourth quarter earnings season.  The narrow trading range for the thrift sector continued through the end of January and the first week of February, amid mixed fourth quarter earnings reports in which a large portion of the thrift sector experienced net interest margin compression during the fourth quarter.  Financial shares led the broader stock market higher in mid-February, as investors speculated that merger activity in the financial sector would pick-up in 2013.  The growing threat of sequester cuts pushed thrift stocks lower in late-February, as lenders worried that already weak loan demand would be hurt by the across-the-board budget cuts.  Thrifts stocks participated in the broader stock market rally that extended into mid-March, with favorable results of the Federal Reserve’s big bank

IV.12

stress tests and a better-than-expected employment report for February contributing to the upswing in thrift stocks.  Heading into the second half of March, thrift stocks traded in a narrow range to close out the first quarter as the Federal Reserve announced that it was leaving its target interest rate unchanged and would continue its bond buying program.

Disappointing job growth reflected in the March employment report contributed to a decline in thrift stocks at the start of the second quarter of 2013.  Thrift shares spiked higher on news that the Federal Reserve remained committed to its stimulus program and then declined in mid-April, as initial first quarter earnings reports posted by some of the large banks generally showed a continuation of net interest margin erosion.  Thrift stocks strengthened in the second half of April, as financial stocks benefitted from favorable reports on the housing sector.  The favorable employment report for April provided a boost to thrift stock in early-May, which was followed by a narrow trading into mid-May.  Thrift stocks strengthened along with the broader stock heading into the second week of May.

Through mid-May, indications from the Federal Reserve that it remained committed to its bond purchase program contributed to an advance in banking industry stocks.  Bank and thrift stocks remained relatively steady for the remainder of May and first half of June, notwithstanding a series of economic reports led investors to sell in broader markets after a series of macroeconomic reports and news showed that a middling economic recovery continued.  Thrift stocks also traded within this narrow range through mid-June ahead of the release of the May employment report.  In concert with the overall increase in the stock market in general that began in late-June, thrift stocks also began a relatively strong run-up due to several factors.  Such factors included the release by federal banking agencies of additional clarity on Basil III, including no substantial negative surprises, and statements by the chairman of the Fed that interest rates would not be raised until it was certain that such actions would not hurt the economy.  Furthermore, market analysts believed that, although interest rates had risen notably, over the long-term such increases in interest rates would be beneficial to financial institution earnings.  In addition, the May jobs report, as issued on July 5, prompted another round of speculation on whether the Fed would reduce monetary policy stimulus sooner rather than later, which would imply higher interest rates and more positive results for financial institutions.  Bank and thrift stocks trended notably higher through the middle of July, in concert with the overall rise in the stock market and as second quarter earnings reports indicated that larger banks continued to beat their earnings estimates for the second quarter.  Financial shares led the broader stock market higher heading into the second half of July, as some large banks

IV.13

beat second quarter earnings estimates.  Thrift stocks edged lower at the end of July, as investors took some profit following the extended run-up in thrift prices.  Some favorable economic data boosted thrift shares at the beginning of August, which was followed by a downturn amid indications from the Federal Reserve that tapering of quantitative easing was becoming more likely.  On August 9, 2013, the SNL Index for all publicly-traded thrifts closed at 664.57, an increase of 26.9% from one year ago and an increase of 17.5% year-to-date.

B.                                    The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value.  The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.1, two standard conversions have been completed during the past three months.  The standard conversion offerings are considered to be more relevant for Coastway’s pro forma pricing.  The average closing pro forma price/tangible book ratio of the two recent standard conversion offerings equaled 59.7%.  On average, the two standard conversion offerings reflected price appreciation of 3.3% after the first week of trading.  As of August 9, 2013, the two recent standard conversion offerings reflected a 1.5% increase in price on average.

C.                                    The Acquisition Market

Also considered in the valuation was the potential impact on Coastway’s stock price of recently completed and pending acquisitions of other thrift institutions operating in

IV.14

Table 4.1

Pricing Characteristics and After-Market Trends

Recent Conversions Completed in Last Three Months

											Contribution to		Insider Purchases
			Pre-Conversion Data				Offering Information				Char. Found.		% Off Incl. Fdn.+Merger Shares
Institutional Information			Financial Info.		Asset Quality		Excluding Foundation					% of	Benefit Plans				Initial
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&	Div.
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	Dirs.	Yield
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)

Standard Conversions
Quarry City S&LA - MO	7/26/13	QRRY-OTCBB	$40	10.93%	1.30%	101%	$4.1	100%	91%	17.6%	N.A.	N.A.	0.0%	4.0%	10.0%	15.8%	0.00%
Sunnyside Bancorp, Inc. - NY	7/15/13	SNNY-OTCQB	$91	6.72%	0.00%	NM	$7.9	100%	132%	9.5%	N.A.	N.A.	7.0%	3.0%	10.0%	5.6%	0.00%

Averages - Standard Conversions:			$65	8.83%	0.65%	101%	$6.0	100%	111%	13.6%	N.A.	N.A.	3.5%	3.5%	10.0%	10.7%	0.00%
Medians - Standard Conversions:			$65	8.83%	0.65%	101%	$6.0	100%	111%	13.6%	N.A.	N.A.	3.5%	3.5%	10.0%	10.7%	0.00%

Averages - All Conversions:			$65	8.83%	0.65%	101%	$6.0	100%	111%	13.6%	N.A.	N.A.	3.5%	3.5%	10.0%	10.7%	0.00%
Medians - All Conversions:			$65	8.83%	0.65%	101%	$6.0	100%	111%	13.6%	N.A.	N.A.	3.5%	3.5%	10.0%	10.7%	0.00%

											Post-IPO Pricing Trends
			Pro Forma Data								Closing Price:
Institutional Information			Pricing Ratios(2)(5)				Financial Charac.				First		After		After
	Conversion			Core			Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	P/TB	P/E		P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(3)	Chge	Month(4)	Chge	8/9/13	Chge
			(%)	(x)		(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Quarry City S&LA - MO	7/26/13	QRRY-OTCBB	55.9%	15.6	x	9.4%	0.6%	16.9%	3.4%	$10.00	$10.75	7.5%	$10.20	2.0%	$10.00	0.0%	$10.25	2.5%
Sunnyside Bancorp, Inc. - NY	7/15/13	SNNY-OTCQB	63.6%	-22.0	x	8.2%	-0.4%	12.9%	-2.9%	$10.00	$10.50	5.0%	$10.45	4.5%	$10.01	0.1%	$10.04	0.4%

Averages - Standard Conversions:			59.7%	-3.2	x	8.8%	0.1%	14.9%	0.3%	$10.00	$10.63	6.3%	$10.33	3.2%	$10.01	0.0%	$10.15	1.5%
Medians - Standard Conversions:			59.7%	-3.2	x	8.8%	0.1%	14.9%	0.3%	$10.00	$10.63	6.3%	$10.33	3.2%	$10.01	0.0%	$10.15	1.5%

Averages - All Conversions:			59.7%	-3.2	x	8.8%	0.1%	14.9%	0.3%	$10.00	$10.63	6.3%	$10.33	3.2%	$10.01	0.0%	$10.15	1.5%
Medians - All Conversions:			59.7%	-3.2	x	8.8%	0.1%	14.9%	0.3%	$10.00	$10.63	6.3%	$10.33	3.2%	$10.01	0.0%	$10.15	1.5%

Note:  * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)          As a percent of MHC offering for MHC transactions.

(2)          Does not take into account the adoption of SOP 93-6.

(3)          Latest price if offering is less than one week old.

(4)          Latest price if offering is more than one week but less than one month old.

(5)          Mutual holding company pro forma data on full conversion basis.

(6)          Simultaneously completed acquisition of another financial institution.

(7)          Simultaneously converted to a commercial bank charter.

(8)          Former credit union.

August 9, 2013

IV.15

Rhode Island.  As shown in Exhibit IV-4, there have been six Rhode Island thrift acquisitions completed from the beginning of 2002 through August 9, 2013, and there is currently one pending acquisition pending of a Rhode Island savings institution.  To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence Coastway’s stock.  However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Coastway’s stock would tend to be less compared to the stocks of the Peer Group companies.

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks.  Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.                                      Management

The Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations.  Exhibit IV-5 provides summary resumes of the Bank’s Board of Directors and senior management.  The Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure.  The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.  Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.                                      Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Coastway will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions.  Exhibit IV-6

IV.16

reflects the Bank’s pro forma regulatory capital ratios.  On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.2

Valuation Adjustments

Coastway Community Bank

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds.  In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank’s prospectus for the effective tax rate, stock benefit plan assumptions, establishment of the foundation, insider purchases and offering expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial’s valuation placed an emphasis on the following:

•                  P/E Approach.  The P/E approach is generally the best indicator of long-term value for a stock.  Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully

IV.17

considered in this valuation.  At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

•                  P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds.  RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches.  We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•                  P/A Approach.  P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings.  Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio.  At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares.  For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted.  However, we did consider the impact of the adoption of ASC 718-40 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 9, 2013, the pro forma market value of the Bank, inclusive of the shares to be issued to the Foundation, was equal to $37,349,750, or 3,734,975 shares issued at $10.00 per share.  Based on the terms of the Foundation, the conversion offering is equal to $36,500,000 at the midpoint of the offering range, equal to 3,650,000 shares at $10.00 per share.  The $10.00 per share price was determined by Coastway’s board of directors.

1.                                      Price-to-Earnings (“P/E”).  The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple to the pro

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forma earnings base.  In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds.  The Bank reported net income of $966,000 for the 12 months ended June 30, 2013.  Coastway’s income statement for the latest 12 months included a non-operating expense item consisting of a write down of fixed assets held for sale in the amount of $482,000.  As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.5% for the earnings adjustment, the Bank’s core earnings were determined to equal $1,258,000 for the 12 months ended June 30, 2013.  (Note:  see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 4.3

Coastway Community Bank

Derivation of Core Earnings, 12 Months Ended June 30, 2013

Amount
($000)

Net income (loss)	$966
Less: Writedown of Fixed Assets Held for Sale	482
Addback: Tax Effect @39.5%	(190)

Core earnings estimate	$1,258

Based on the Bank’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples at the $37.3 million midpoint value equaled 52.66 times and 37.32 times, respectively, which provided for premiums of 110.98% and 51.34% relative to the Peer Group’s average reported and core P/E multiples of 24.96 times and 24.66 times, respectively (see Table 4.4).  In comparison to the Peer Group’s median reported and core earnings multiples which equaled 27.61 times and 25.78 times, respectively, the Bank’s pro forma reported and core P/E multiples at the midpoint value indicated premiums of 90.73% and 44.76%, respectively.  At the top of the super range, the Bank’s reported and core P/E multiples equaled 78.69 times and 53.76 times, respectively.  In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected premiums of 215.26% and 118.00%, respectively.  In comparison to the Peer Group’s median reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected premiums of 185.01% and 108.53%, respectively.

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Table 4.4

Public Market Pricing Versus Peer Group

Coastway Community Bank of RI and the Comparables

As of August 9, 2013

	Market		Per Share Data
	Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
	Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core
	Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Coastway Community Bank of RI
Supermaximum	10.00	49.49	0.19	13.88	78.69	72.05	11.87	72.05	53.76	0.00	0.00	0.00	417	16.48	16.48	2.81	0.15	0.92	0.22	1.34
Maximum	10.00	43.00	0.22	14.68	63.99	68.12	10.45	68.12	44.63	0.00	0.00	0.00	411	15.35	15.35	2.85	0.16	1.06	0.23	1.53
Midpoint	10.00	37.35	0.27	15.61	52.66	64.06	9.19	64.06	37.32	0.00	0.00	0.00	406	14.35	14.35	2.88	0.17	1.22	0.25	1.72
Minimum	10.00	31.70	0.33	16.88	42.46	59.24	7.89	59.24	30.53	0.00	0.00	0.00	402	13.32	13.32	2.92	0.19	1.40	0.26	1.94

All Non-MHC Public Companies(7)
Averages	15.96	341.01	0.20	15.47	18.71	103.20	13.24	111.52	22.08	0.24	1.55	26.73	2489	13.16	12.49	2.86	0.56	4.37	0.01	1.50
Median	14.87	97.19	0.36	14.72	17.34	95.24	12.63	99.25	21.58	0.20	1.34	6.13	778	12.58	11.43	2.02	0.57	4.28	0.37	2.79

Comparable Group
Averages	16.56	82.78	0.44	17.20	24.96	96.60	13.66	97.37	24.66	0.15	0.85	29.85	611	13.99	13.91	1.99	0.37	2.66	0.29	2.08
Medians	15.35	83.70	0.33	16.44	27.61	95.34	13.28	97.92	25.78	0.16	1.08	33.62	615	13.60	13.55	1.64	0.48	3.15	0.32	2.08

State of RI (7)
NFSB Newport Bancorp, Inc. of RI(7)	17.20	60.97	0.47	15.22	NM	113.01	14.16	113.01	36.60	0.00	0.00	0.00	431	12.53	12.53	1.13	0.29	2.48	0.36	3.15

Comparable Group
ALLB Alliance Bancorp, Inc. of PA	14.95	76.78	0.58	15.52	31.15	96.33	16.79	96.33	25.78	0.20	1.34	41.67	457	17.43	17.43	NA	0.52	3.03	0.63	3.66
BLMT BSB Bancorp, Inc. of MA	14.10	132.37	0.01	13.65	NM	103.30	14.56	103.30	NM	0.00	0.00	0.00	909	14.10	14.10	1.67	0.17	1.07	0.01	0.07
CBNK Chicopee Bancorp, Inc. of MA	17.56	95.33	0.56	16.77	32.52	104.71	15.97	104.71	31.36	0.20	1.14	37.04	597	15.25	15.25	0.76	0.49	3.26	0.51	3.38
COBK Colonial Financial Serv. of NJ	14.00	53.94	-0.41	17.66	NM	79.28	8.52	79.28	NM	0.00	0.00	NM	633	10.75	10.75	5.84	-0.24	-2.16	-0.25	-2.27
GTWN Georgetown Bancorp, Inc. of MA	14.87	28.06	-0.05	16.15	28.06	92.07	13.28	92.07	NM	0.16	1.08	30.19	211	14.42	14.42	1.61	0.47	3.78	-0.04	-0.36
HBNK Hampden Bancorp, Inc. of MA	15.75	88.67	0.46	15.41	27.16	102.21	13.28	102.21	34.24	0.24	1.52	41.38	668	13.00	13.00	2.21	0.51	3.75	0.41	2.98
PEOP Peoples Fed Bancshrs Inc of MA	18.35	118.78	0.20	16.72	NM	109.75	20.54	109.75	NM	0.16	0.87	69.57	578	18.72	18.72	0.35	0.26	1.35	0.23	1.17
SIFI SI Financial Group, Inc. of CT	11.13	112.54	-0.05	12.28	NM	90.64	11.86	93.22	NM	0.12	1.08	NM	949	13.09	12.77	1.27	-0.01	-0.08	-0.05	-0.40
THRD TF Fin. Corp. of Newtown PA	27.70	78.72	2.24	29.36	13.13	94.35	11.01	99.50	12.37	0.40	1.44	18.96	715	11.67	11.14	2.24	0.85	7.28	0.90	7.73
WEBK Wellesley Bancorp, Inc. of MA	17.20	42.62	0.88	18.43	17.73	93.33	10.74	93.33	19.55	0.00	0.00	0.00	397	11.51	11.51	NA	0.65	5.36	0.59	4.86

(1) Average of High/Low or Bid/Ask price per share.

(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4) Indicated 12 month dividend, based on last quarterly dividend declared.

(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations.  The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2013 by RP® Financial, LC.

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2.             Price-to-Book (“P/B”).  The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group’s P/B ratio, to the Bank’s pro forma book value.  Based on the $37.3 million midpoint valuation, the Bank’s pro forma P/B and P/TB ratios both equaled 64.06% (see Table 4.4).  In comparison to the average P/B and P/TB ratios for the Peer Group of 96.60% and 97.37%, the Bank’s ratios reflected a discount of 33.69% on a P/B basis and a discount of 34.21% on a P/TB basis.  In comparison to the Peer Group’s median P/B and P/TB ratios of 95.34% and 97.92%, respectively, the Bank’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 32.81% on a P/B basis and 34.58% on a P/TB basis.  At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 72.05%.  In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 25.41% and 26.00%, respectively.  In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflect discounts of 24.43% and 26.42%, respectively.  RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

3.             Price-to-Assets (“P/A”).  The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases.  In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein.  At the $37.3 million midpoint of the valuation range, the Bank’s value equaled 9.19% of pro forma assets.  Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.66%, which implies a discount of 32.72% has been applied to the Bank’s pro forma P/A ratio.  In comparison to the Peer Group’s median P/A ratio of 13.28%, the Bank’s pro forma P/A ratio at the midpoint value reflects a premium of 30.80%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value.  Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals).  As discussed previously,

IV.21

there have been two recently completed standard conversion offerings, Quarry City Savsings and Loan Association of MO and Sunnyside Bancorp, Inc. of NY.  In comparison to the average closing pro forma P/TB ratio of these offerings, 59.7%, the Bank’s P/TB ratio of 64.06% at the midpoint value reflects an implied premium of 7.3%.  At the top of the superrange, the Bank’s P/TB ratio of 72.05% reflects an implied premium of 20.7% relative to the average closing pro forma P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 9, 2013, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares to be issued to the Foundation equaled $37,349,750 at the midpoint, equal to 3,734,975 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $31,702,290 and a maximum value of $42,997,210.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,170,229 at the minimum and 4,299,721 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $49,491,790 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,949,179.

Based on this valuation range, the conversion stock offering (excluding the shares issued to the Foundation will be as follows:  3,102,500 shares at the minimum, 3,650,000 shares at the midpoint, 4,197,500 shares at the maximum and 4,827,125 shares at the supermaximum of the offering range.  These figures translate to offering values as follows:  $31,025,000 at the minimum, $36,500,000 at the midpoint, $41,975,000 at the maximum and $48,271,250 at the supermaximum of the offering range.  The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

IV.22